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OBJECTIVES

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

STRATEGY

The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS
Fund Inception Date	January 4, 1965

Total Net Assets (as of 12/31/2008)	$32.7 billion

Expense Ratio (2008)	0.52%

Portfolio Turnover Rate (2008)	31%

Ticker Symbol	DODGX

CUSIP	256219106

Minimum Initial Investment	$2,500

Minimum Initial IRA Investment	$1,000

Minimum Subsequent Investment	$100

Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

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- Account Application • IRA Plan - IRA Application • Fact Sheet • Shareholder Report • Fund Holdings • How to Invest

STANDARDIZED RETURNS

as of December 31, 2008 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Stock Fund	-43.31%	-12.37%	-2.59%	4.73%	10.27%
S&P 500 Index	-36.99%	-8.35%	-2.19%	-1.38%	8.43%

FUND CHARACTERISTICS

as of December 31, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$74.37
Total Net Assets (billions)	$32.7
Expense Ratio (2008)	0.52%
Portfolio Turnover Rate (2008)	31%
30-Day SEC Yield(a)	2.43%
Fund Inception	1965

PORTFOLIO CHARACTERISTICS	FUND	S&P 500
Number of Stocks	77	500
Median Market Capitalization (billions)	$12	$7
Weighted Average Market Cap. (billions)	$55	$80
Price-to-Earnings Ratio(b)	11.0x	15.6x
Foreign Stocks (%)(c)	20.1%	0.0%

TEN LARGEST HOLDINGS (%)(d)	FUND
Comcast Corp.	5.1
Hewlett-Packard Co.	4.9
Novartis AG (Switzerland)	4.2
Sanofi-Aventis (France)	3.6
Amgen, Inc.	3.3
GlaxoSmithKline PLC (United Kingdom)	3.3
Time Warner, Inc.	3.3
Wellpoint Inc.	3.0
Schlumberger, Ltd.	2.7
News Corp.	2.7

ASSET ALLOCATION

SECTOR DIVERSIFICATION (%)	FUND	S&P 500
Health Care	28.1	14.8
Consumer Discretionary	18.9	8.4
Information Technology	18.0	15.3
Financials	11.1	13.3
Energy	9.7	13.3
Industrials	6.5	11.1
Consumer Staples	2.7	12.9
Materials	2.2	2.9
Telecommunication Services	0.6	3.8
Utilities	0.0	4.2

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a widely recognized unmanaged index of common stock prices. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

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You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	The stock market goes down.

•	The market continues to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

There are further risk factors described elsewhere in the prospectus and in the SAI.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Stock Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

During the period shown in the bar chart, the highest quarterly return was 16.64% (quarter ended June 30, 1999) and the lowest quarterly return was -23.33% (quarter ended December 31, 2008).

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performance & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

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RELATED DOCUMENTS

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OBJECTIVES

The Fund seeks long-term growth of principal and income.

STRATEGY

The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market. The Fund is not required to allocate its investments in set percentages in particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS

Fund Inception Date	May 1, 2008

Total Net Assets (as of 12/31/2008)	$468 million

Expense Ratio (5/1/08 - 12/31/08, annualized)	0.87%

Portfolio Turnover Rate (5/1/08 - 12/31/08, unannualized)	10%

Ticker Symbol	DODWX

Fund Number	1049

CUSIP	256206202

Minimum Initial Investment	$2,500

Minimum Initial IRA Investment	$1,000

Minimum Subsequent Investment	$100

Distributions	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

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- Account Application

• IRA Plan - IRA Application • Fact Sheet • Shareholder Report • Fund Holdings • How to Invest

STANDARDIZED RETURNS

as of December 31, 2008 (updated quarterly)

	1 YEAR		3 YEARS		5 YEARS		10 YEARS		20 YEARS
Global Stock Fund	NA	†	NA	†	NA	†	NA	†	NA	†
MSCI World Index	NA	†	NA	†	NA	†	NA	†	NA	†

FUND CHARACTERISTICS

as of December 31, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$5.34
Total Net Assets (millions)	$468
Expense Ratio (5/1/08 to 12/31/08, annualized)	0.87%
Portfolio Turnover Rate (5/1/08 to 12/31/08, unannualized)	10%
30-Day SEC Yield(a)	2.88%
Fund Inception Date	5/1/08

PORTFOLIO CHARACTERISTICS	FUND		MSCI WORLD
Number of Stocks	88		1,693
Median Market Capitalization (billions)	$16		$5
Weighted Average Market Cap. (billions)	$40		$58
Price-to-Earnings Ratio(b)	9.4	x	10.6	x
Countries Represented	24		23
Emerging Markets	12.9%		0.0%

TEN LARGEST HOLDINGS (%)(c)	FUND
Hewlett-Packard Co. (United States)	3.0
Schlumberger, Ltd. (United States )	2.7
Novartis AG (Switzerland)	2.6
Comcast Corp. (United States)	2.3
General Electric Co. (United States)	2.1
Swiss Reinsurance Co. (Switzerland)	2.1
Amgen, Inc. (United States )	2.0
Capital One Financial Corp. (United States)	2.0
Schneider Electric SA (France)	2.0
Time Warner, Inc. (United States)	1.9

ASSET ALLOCATION

REGION DIVERSIFICATION (%)	FUND		MSCI WORLD
United States	41.8		49.7
Europe (excluding U.K.)	30.8		21.2
United Kingdom	7.1		9.2
Japan	5.8		11.7
Pacific (excluding Japan)	4.2		4.3
Latin America	4.0		0.0
Africa	2.9		0.0
Canada	0.0	(d)	3.9

SECTOR DIVERSIFICATION (%)	FUND	MSCI WORLD
Financials	20.8	18.6
Information Technology	14.7	10.2
Health Care	13.9	11.9
Consumer Discretionary	13.6	8.9
Energy	10.9	11.6
Industrials	9.2	10.9
Materials	8.4	5.8
Telecommunication Services	2.9	5.3
Consumer Staples	2.2	11.1
Utilities	0.0	5.7

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	Rounds to 0.0%.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI World Index is a widely recognized benchmark of the world’s stock markets, including the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The Global Stock Fund’s inception date was May 1, 2008. The total return since the Fund’s inception through December 31, 2008 (0.67 years) was -46.21%. The MSCI World Index’s total return was -38.06% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Home | Contact Us | Search

FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

ACCOUNT ACCESS
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Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

RELATED DOCUMENTS

Overview | Characteristics | Risks | Manager Biographies	• Prospectus

- Account Application

• IRA Plan

- IRA Application

• Fact Sheet

• Shareholder Report

• Fund Holdings

• How to Invest

OBJECTIVES

The Fund seeks long-term growth of principal and income.

STRATEGY

The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS

Fund Inception Date	May 1, 2001

Total Net Assets (as of 12/31/2008)	$25.0 billion

Expense Ratio (2008)	0.64%

Portfolio Turnover Rate (2008)	35%

Ticker Symbol	DODFX

CUSIP	256206103

Minimum Initial Investment	$2,500

Minimum Initial IRA Investment	$1,000

Minimum Subsequent Investment	$100

Distributions	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Home | Contact Us | Search

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• IRA Plan - IRA Application • Fact Sheet • Shareholder Report • Fund Holdings • How to Invest

STANDARDIZED RETURNS

as of December 31, 2008 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS		20 YEARS
International Stock Fund	-46.68%	-8.65%	3.35%	NA	†	NA	†
MSCI EAFE Index	-43.39%	-7.35%	1.66%	NA	†	NA	†

FUND CHARACTERISTICS

as of December 31, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$21.90
Total Net Assets (billions)	$25.0
Expense Ratio (2008)	0.64%
Portfolio Turnover Rate (2008)	35%
30-Day SEC Yield(a)	3.68%
Fund Inception	2001

PORTFOLIO CHARACTERISTICS	FUND		MSCI EAFE
Number of Stocks	90		989
Median Market Capitalization (billions)	$9		$4
Weighted Average Market Cap. (billions)	$38		$42
Price-to-Earnings Ratio(b)	9.3	x	9.8	x
Countries Represented	26		21
Emerging Markets	20.4%		0.0%

TEN LARGEST HOLDINGS (%)(c)	FUND
Novartis AG (Switzerland)	4.3
Sanofi-Aventis (France)	2.9
GlaxoSmithKline PLC (United Kingdom)	2.7
Naspers, Ltd. (South Africa)	2.7
Kyocera Corp. (Japan)	2.6
Schneider Electric SA (France)	2.6
Standard Bank Group, Ltd. (South Africa)	2.5
Bayer AG (Germany)	2.3
Telefonica SA (Spain)	2.3
Lafarge SA (France)	2.2

ASSET ALLOCATION

REGION DIVERSIFICATION (%)	FUND		MSCI EAFE
Europe (excluding U.K.)	43.9		47.8
Japan	19.6		25.3
United Kingdom	10.7		17.8
Pacific (excluding Japan)	6.3		9.1
Latin America	6.2		0.0
Africa	5.8		0.0
United States	5.1		0.0
Middle East	0.2		0.0
Canada	0.0	(d)	0.0

SECTOR DIVERSIFICATION (%)	FUND	MSCI EAFE
Financials	24.5	22.6
Consumer Discretionary	16.6	9.6
Health Care	13.6	9.8
Information Technology	13.0	5.1
Energy	9.2	8.5
Industrials	8.3	11.6
Materials	7.4	7.8
Telecommunication Services	3.5	7.0
Consumer Staples	1.7	10.3
Utilities	0.0	7.7

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	Rounds to 0.0%.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through December 31, 2008 (7.67 years) was 4.70%. The MSCI EAFE Index’s annualized total return was 0.97% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Home | Contact Us | Search

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- Account Application
• IRA Plan - IRA Application • Fact Sheet • Shareholder Report • Fund Holdings • How to Invest

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	The stock markets in the countries in which the Fund invests go down.

•	Markets continue to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

Since the Fund invests primarily in securities of foreign companies, there is a greater risk that the Fund’s share price will fluctuate more than if the Fund invested in U.S. issuers. Prices of foreign securities may go down (as well as your investment) for any of the following additional reasons:

•	Unfavorable foreign government actions, political, economic or market instability or the absence of accurate information about foreign companies.

•	A decline in the value of foreign currencies relative to the U.S. dollar will reduce the unhedged value of securities denominated in those currencies.

•	Foreign securities are sometimes less liquid, more volatile and harder to value than securities of U.S. issuers.

•	Lack of uniform accounting, auditing, and financial reporting standards, with less governmental regulation and oversight than U.S. companies.

There are further risk factors described elsewhere in the prospectus and in the SAI.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox International Stock Fund. The bar chart only shows the Fund’s returns for the fiscal years 2002 through 2006, since the Fund did not begin operations as a registered investment company until April 30, 2001.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

During the period shown in the bar chart, the highest quarterly return was 22.64% (quarter ended June 30, 2003) and the lowest quarterly return was -26.06% (quarter ended December 31, 2008).

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performance & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Home | Contact Us | Search

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Stock Fund    |    Global Stock Fund    |    International Stock Fund    |    Balanced Fund    |    Income Fund

RELATED DOCUMENTS

Overview | Characteristics | Risks | Manager Biographies	• Prospectus

- Account Application

• IRA Plan

- IRA Application

• Fact Sheet

• Shareholder Report

• Fund Holdings

• How to Invest

OBJECTIVES

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

STRATEGY

The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks — The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Fixed Income Securities — The Fund primarily invests in a diversified portfolio of primarily investment-grade fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

FUND FACTS

Fund Inception Date	June 26, 1931

Total Net Assets (as of 12/31/2008)	$14.7 billion

Expense Ratio (2008)	0.53%

Portfolio Turnover Rate (2008)	27%

Ticker Symbol	DODBX

Fund Number	146

CUSIP	256201104

Minimum Initial Investment	$2,500

Minimum Initial IRA Investment	$1,000

Minimum Subsequent Investment	$100

Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Home | Contact Us | Search

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STANDARDIZED RETURNS

as of December 31, 2008 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Balanced Fund	-33.57%	-8.37%	-1.45%	4.77%	9.31%
Combined Index	-22.06%	-2.75%	0.71%	1.69%	8.30%

FUND CHARACTERISTICS

as of December 31, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$51.26
Total Net Assets (billions)	$14.7
30-Day SEC Yield(a)	4.41%
Expense Ratio (2008)	0.53%
Portfolio Turnover Rate (2008)	27%
Fund Inception	1931

STOCK PORTFOLIO (66.9% OF FUND)

STOCK CHARACTERISTICS	FUND
Number of Stocks	77
Median Market Capitalization (billions)	$12
Price-to-Earnings Ratio(b)	10.9x
Foreign Stocks (%)(c)	13.2%

FIVE LARGEST SECTORS (%)	FUND
Health Care	19.1
Consumer Discretionary	13.2
Information Technology	12.2
Financials	7.6
Energy	6.7

FIXED INCOME PORTFOLIO (31.0% OF FUND) (f)

FIXED INCOME CHARACTERISTICS	FUND
Number of Fixed Income Securities(f)	277
Effective Maturity	6.5 Years
Effective Duration	3.8 Years

CREDIT QUALITY (%)(e)	FUND
U.S. Government and Government Related	13.2
Aaa	1.3
Aa	2.9
A	2.7
Baa	5.6
Ba	0.9
B	0.2
Caa	2.4
Ca	1.7
C	0.0	(g)
Preferred Stock (no rating)	0.1
Average Quality	A1

ASSET ALLOCATION

TEN LARGEST STOCKS (%)(d)	FUND
Comcast Corp.	3.6
Hewlett-Packard Co.	3.5
Novartis AG (Switzerland)	2.8
Sanofi-Aventis (France)	2.4
Amgen, Inc.	2.3
Time Warner, Inc.	2.2
Wellpoint, Inc.	2.1
GlaxoSmithKline PLC (United Kingdom)	2.1
Capital One Financial Corp.	1.8
News Corp.	1.8

SECTOR DIVERSIFICATION (%)	FUND
U.S. Treasury & Government Related	1.7
Mortgage-Related Securities	11.5
Asset-Backed Securities	0.1
Corporate(f)	17.7

FIVE LARGEST CORPORATE FIXED INCOME ISSUERS (%)(d)	FUND
GMAC, LLC and subsidiaries (f)	1.8
Ford Motor Credit Co.	1.5
Wachovia Corp.	1.4
General Electric Co.	1.1
Time Warner, Inc.	1.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(e)	Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.
(f)	Includes preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, LLC) representing 0.1% of the Fund’s net assets.
(g)	Rounds to 0.0%.

The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Barclays Capital Aggregate Bond (BCAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed income securities. The Fund may, however, invest up to 75% of its total assets in stocks. On November 3, 2008, Barclays Capital (which acquired the U.S. assets of Lehman Brothers) rebranded the Lehman Brothers Aggregate Bond Index as the Barclays Capital Aggregate Bond Index. Only the name of the index has changed; the performance calculation methodology remains the same. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

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You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

Equity Securities

•	The stock market goes down.

•	The market continues to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

Fixed Income Securities

•	Fixed income securities’ prices decline due to rising interest rates.

•	A price declines due to a deterioration in the issuer’s financial condition, or the issuer fails to repay interest and/or principal in a timely manner.

•

Early repayment of principal (e.g., prepayment of principal due to sale of the underlying property, refinancing or foreclosure) of mortgage-related securities (or other callable securities) exposes the Fund to a potential loss on any premium to face value paid and to a lower rate of return upon reinvestment of principal. In addition, changes in the rate of prepayment also affect the price and volatility of a mortgage-related security.

•	Dodge & Cox’s opinion about the creditworthiness of a company or intrinsic worth of a security is incorrect.

•

Certain U.S. government sponsored enterprises (GSEs) (such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) may be chartered or sponsored by Acts of Congress; however, their securities are neither issued nor guaranteed by the U.S. Treasury. In the event that these GSEs cannot meet their obligations, there can be no assurance that the U.S. government would provide support, and the Fund’s performance could be adversely impacted.

•	The return of principal for the fixed income holdings is not guaranteed. Fund shares are subject to the same interest rate, inflation and credit risks associated with the underlying holdings.

There are further risk factors described elsewhere in the prospectus and in the SAI.

The Fund’s balance between stocks and fixed income securities could limit its potential for capital appreciation relative to an all-stock fund.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Balanced Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

During the period shown in the bar chart, the highest quarterly return was 12.32% (quarter ended June 30, 2003) and the lowest quarterly return was -16.37% (quarter ended December 31, 2008).

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performance & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

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OBJECTIVES

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

STRATEGY

The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others rated A or better by either Standard & Poor’s Ratings Group, Moody’s Investors Service®, Fitch Ratings, or equivalently rated by any other nationally recognized statistical rating organization (NRSRO). To a lesser extent, the Fund may also invest in fixed income securities rated Baa or lower by Moody’s or BBB or lower by S&P or equivalently rated by any NRSRO.

The proportions held in the various fixed income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox considers many factors, including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

FUND FACTS
Fund Inception Date	January 3, 1989

Total Net Assets (as of 12/31/2008)	$13.8 billion

Expense Ratio (2008)	0.43%

Portfolio Turnover Rate (2008)	24%

Ticker Symbol	DODIX

CUSIP	256210105

Minimum Initial Investment	$2,500

Minimum Initial IRA Investment	$1,000

Minimum Subsequent Investment	$100

Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

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STANDARDIZED RETURNS

as of December 31, 2008 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Income Fund	-0.29%	3.20%	3.04%	5.15%	7.34%
BCAG Index	5.24%	5.51%	4.65%	5.63%	7.43%

FUND CHARACTERISTICS

as of December 31, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$11.79
Total Net Assets (billions)	$13.8
30-Day SEC Yield(a)	7.45%
Expense Ratio (2008)	0.43%
Portfolio Turnover Rate (2008)	24%
Fund Inception	1989

ASSET ALLOCATION

PORTFOLIO CHARACTERISTICS	FUND		BCAG
Number of Fixed Income Securities	474	(e)	9,168
Effective Maturity (years)	5.7		5.5
Effective Duration (years)	3.5		3.7

FIVE LARGEST CORPORATE ISSUERS (%)(c)			FUND
Wachovia Corp.			3.2
Ford Motor Credit Co.			3.1
GMAC, LLC and subsidiaries (e)			3.0
Time Warner, Inc.			2.6
HCA, Inc.			2.3

SECTOR DIVERSIFICATION (%)	FUND		BCAG
U.S. Treasury & Government Related	4.8		34.7
Mortgage-Related Securities	46.6		39.6
Asset-Backed Securities/CMBS(b)	2.1		4.1
Corporate(e)	43.5		17.7
Non-Corporate Yankee	0.0		3.9
Cash Equivalents	3.0		0.0

CREDIT QUALITY (%)(d)	FUND		BCAG
U.S. Government and Government Related	51.3		74.1
Aaa	2.4		6.8
Aa	6.0		3.1
A	11.0		9.3
Baa	15.5		6.7
Ba	2.2		0.0
B	0.2		0.0
Caa	5.4		0.0
Ca	2.9		0.0
C	0.0	(f)	0.0
Preferred Stock (no rating)	0.1		0.0
Cash Equivalents	3.0		0.0
Average Quality	Aa3		A1

MATURITY DIVERSIFICATION (%)	FUND		BCAG
0-1 Years to Maturity	5.6		0.0
1-5	59.9		70.6
5-10	23.4		18.1
10-15	2.0		2.9
15-20	1.0		2.1
20-25	5.5		2.2
25 and Over	2.5		4.1
Preferred Stock (no maturity)	0.1		0.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the BCAG but not currently held by the Fund.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The BCAG’s credit quality ratings are from Barclays Capital and reference Moody’s, Standard & Poor’s and Fitch ratings. The BCAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the BCAG methodology, the Fund’s average credit quality would be A1. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.
(e)	Includes preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, LLC) representing 0.1% of the Fund’s net assets.
(f)	Rounds to 0.0%.

The Barclays Capital Aggregate Bond (BCAG) Index is an unmanaged index of U.S. dollar-denominated, investment-grade fixed-income securities. On November 3, 2008, Barclays Capital (which acquired the U.S. assets of Lehman Brothers) rebranded the Lehman Brothers Aggregate Bond Index as the Barclays Capital Aggregate Bond Index. Only the name of the index has changed; the performance calculation methodology remains the same. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Home | Contact Us | Search

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You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	Fixed income securities’ prices decline due to rising interest rates.

•	A price declines due to a deterioration in the issuer’s financial condition, or the issuer fails to repay interest and/or principal in a timely manner.

•

Early repayment of principal (e.g., prepayment of principal due to sale of the underlying property, refinancing or foreclosure) of mortgage-related securities (or other callable securities) exposes the Fund to a potential loss on any premium to face value paid and to a lower rate of return upon reinvestment of principal. In addition, changes in the rate of prepayment also affect the price and volatility of a mortgage-related security.

•	Dodge & Cox’s opinion about the creditworthiness of a company or intrinsic worth of a security is incorrect.

•

Certain U.S. government sponsored enterprises (GSEs) (such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac)) may be chartered or sponsored by Acts of Congress; however, their securities are neither issued nor guaranteed by the U.S. Treasury. In the event that these GSEs cannot meet their obligations, there can be no assurance that the U.S. government would provide support, and the Fund’s performance could be adversely impacted.

There are further risk factors described elsewhere in the prospectus and in the SAI.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Income Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

During the period shown in the bar chart, the highest quarterly return was 4.24% (quarter ended September 30, 2001) and the lowest quarterly return was -3.77% (quarter ended September 30, 2008).

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performance & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Objective	• The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy

•   The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

GENERAL INFORMATION
Net Asset Value Per Share	$74.37
Total Net Assets (billions)	$32.7
2008 Expense Ratio	0.52%
2008 Portfolio Turnover Rate	31%
30-Day SEC Yield(a)	2.43%
Fund Inception	1965
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 23 years.

PORTFOLIO CHARACTERISTICS	FUND	S&P 500
Number of Stocks	77	500
Median Market Capitalization (billions)	$12	$7
Weighted Average Market
Capitalization (billions)	$55	$80
Price-to-Earnings Ratio(b)	11.0x	15.6x
Foreign Stocks(c)	20.1%	0.0%

TEN LARGEST HOLDINGS(d)	FUND
Comcast Corp.	5.1%
Hewlett-Packard Co.	4.9
Novartis AG (Switzerland)	4.2
Sanofi-Aventis (France)	3.6
Amgen, Inc.	3.3
GlaxoSmithKline PLC (United Kingdom)	3.3
Time Warner, Inc.	3.3
WellPoint, Inc.	3.0
Schlumberger, Ltd.	2.7
News Corp.	2.7

ASSET ALLOCATION

SECTOR DIVERSIFICATION	FUND	S&P 500
Health Care	28.1%	14.8%
Consumer Discretionary	18.9	8.4
Information Technology	18.0	15.3
Financials	11.1	13.3
Energy	9.7	13.3
Industrials	6.5	11.1
Consumer Staples	2.7	12.9
Materials	2.2	2.9
Telecommunication Services	0.6	3.8
Utilities	0.0	4.2

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

Average Annual Total Return*
For periods ended December 31, 2008	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	-43.31%	-12.37%	-2.59%	4.73%	10.27%
S&P 500 Index	-36.99%	-8.35%	-2.19%	-1.38%	8.43%

The Dodge & Cox Stock Fund had a total return of negative 23.3% for the fourth quarter of 2008, compared to negative 21.9% for the Standard & Poor’s 500 Index (S&P 500). The Fund had a total return of negative 43.3% for 2008, compared to a total return of negative 37.0% for the S&P 500. At year end, the Fund had net assets of $32.7 billion with a cash position of 2.2%.

The fourth quarter completed what turned out to be the most disappointing year in the Stock Fund’s 43-year history and the worst year for the broad market since 1931. As we reflect on the past year, we clearly underestimated the worsening of the credit crisis, the impact government interventions would have on the capital markets (and several holdings in the Financials sector), and the depth and breadth of the current recession. While the outcomes of a number of our investment decisions were disappointing during 2008, we remain confident in the Fund’s holdings. Our firm has experienced periods of underperformance in the past; maintaining our investment approach through those challenging periods was crucial to the Fund’s long-term success, so we have persisted with our long-term, fundamental research-driven, price-disciplined approach during this period as well.

While we continue to be guided by this approach, during this unique period of extreme volatility and limited liquidity, our equity and fixed income research analysts have reviewed, updated, and stress-tested the financial models for each of the Fund’s holdings, paying particular attention to any change in business conditions and vulnerability to a tight credit market. We review this work with our analysts while continually monitoring relative values across our investment universe in order to determine the best opportunities on behalf of the Fund’s shareholders. As a result of this liquidity review, we sold several positions (e.g., General Motors, Ford Motor, and Fannie Mae) during the quarter. Ultimately, our enduring value-oriented investment process has now incorporated lessons learned from this credit crisis. We remain confident that our approach will add value for our shareholders in the years ahead.

FOURTH QUARTER PERFORMANCE REVIEW

The Fund lagged the S&P 500 by 1.4 percentage points for the quarter.

KEY DETRACTORS FROM RELATIVE RESULTS:

•	The Fund’s only holding in the Telecommunication Services sector, Sprint Nextel declined 70%, while the S&P 500 sector declined 1%.

•	Energy holdings (down 27% versus down 21% for the S&P 500 sector) detracted from relative results. Baker Hughes (down 47%) and Schlumberger (down 46%) lagged.

•	Individual detractors included Citigroup (down 67%), Dow Chemical (down 51%), Motorola (down 37%) and General Electric (down 35%).

KEY CONTRIBUTORS TO RELATIVE RESULTS:

•

A higher weighting in the Health Care sector (28% versus 14% for the S&P 500 sector) was beneficial, as the Fund’s holdings declined less than the S&P 500 sector. UnitedHealth (up 5%), Wyeth (up 2%), and Amgen (down 3%) were relatively good performers.

•

Although weak on an absolute basis, relative returns from holdings in the Financials sector contributed (down 32% versus down 37% for the S&P 500 sector). Wachovia (up 60%, acquired by Wells Fargo) was a notable contributor.

•	Individual contributors included Wal-Mart (down 6%), BMC Software (down 6%), and Citrix Systems (down 7%). Sherwin-Williams (up 5%) was also strong.

2008 PERFORMANCE REVIEW

The Fund lagged the S&P 500 by 6.3 percentage points for the year.

KEY DETRACTORS FROM RELATIVE RESULTS:

•

The Fund’s Financials holdings (down 72% versus down 55% for the S&P 500 sector) had the largest negative impact on performance. American International Group (AIG, down 97%), Fannie Mae (down 97% to date of sale), Wachovia (down 85%, acquired by Wells Fargo) and Citigroup (down 76%) were notable detractors.

•

The Fund’s higher relative weighting in the Consumer Discretionary sector (22% versus 8% for the S&P 500 sector), in combination with the underperformance of the Fund’s holdings (down 41% versus down 33%), detracted. Sony (down 59%) and News Corp. (down 55%) lagged.

•	The Fund’s lower relative weighting in the Consumer Staples sector (3% versus 11% for the S&P 500 sector) detracted, as the sector declined less than the market.

•	Individual detractors included Sprint Nextel (down 86%), Motorola (down 72%), Dow Chemical (down 59%), Schlumberger (down 56%), General Electric (down 54%) and Cardinal Health (down 40%).

KEY CONTRIBUTORS TO RELATIVE RESULTS:

•

The Fund’s higher weighting in the Health Care sector (23% versus 13% for the S&P 500 sector) was beneficial, as both the Fund’s holdings and the S&P 500 sector (both down 23%) declined less than the overall market. Amgen (up 24%) and Novartis (down 6%) were strong contributors.

•

Individual contributors included Rohm and Haas (up 42% to date of sale, potentially being acquired by Dow Chemical), Wal-Mart (up 20%), Electronic Data Systems (up 18% to date of sale, acquired by Hewlett- Packard), Union Pacific (up 10% to date of sale), Sherwin-Williams (up 10%) and Wells Fargo (up 2%).

INVESTMENT STRATEGY

Despite near-term uncertainty about the economic outlook, we believe depressed valuations compensate long-term investors for the risk of continued weak corporate earnings. The Fund is significantly overweight relative to the S&P 500 in the Health Care and Consumer Discretionary sectors (especially in cable television and electronic media). The Information Technology sector is also a key area of emphasis, with a weighting close to that of the S&P 500. Technology, Media and Health Care holdings comprised close to 60% of the Fund’s net assets at year end.

Approximately 11% of the Fund was invested in Financials at year end. Although the credit crisis has negatively impacted several of the Fund’s holdings, we believe that the industry’s survivors will be profitable enterprises over the long term. For example, Wachovia was acquired by Wells Fargo on January 1, 2009, creating a greater national footprint for Wells Fargo’s strong retail banking operations. The combination of Wells Fargo and Wachovia was the largest Financials position in the Fund at year end.

CLOSING

While we are disappointed by the Fund’s recent results, we are optimistic about the potential for long-term equity returns. Our experienced investment team is working hard to take advantage of the attractive opportunities being created during this period of economic stress and volatility. Although it is impossible to predict the short-term direction of stock prices, our experience has taught us that persistence in the face of significant market dislocations can be rewarding for patient investors with long-term investment horizons. We appreciate your patience and confidence in our firm.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Annual Report, which will be available in February.

January 2009

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 Index (S&P 500 Index) is a widely recognized, unmanaged index of common stock prices. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

12/08 SF FS

Dodge Cox Stock Fund (145)

Portfolio Holdings as of December 31, 2008

The following portfolio data for the Dodge & Cox Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
AEGON NV	Netherlands	26,882,488	162,639,052
American International Group, Inc.	United States	74,057,387	116,270,098
Amgen, Inc.	United States	19,011,800	1,097,931,450
Autodesk, Inc.	United States	516,800	10,155,120
Baker Hughes, Inc.	United States	15,061,494	483,022,113
BMC Software, Inc.	United States	9,356,040	251,771,037
Boston Scientific Corp.	United States	47,792,300	369,912,402
Cadence Design Systems, Inc.	United States	23,293,600	85,254,576
Capital One Financial Corp.	United States	26,304,011	838,834,911
Cardinal Health, Inc.	United States	21,868,375	753,802,886
CarMax, Inc.	United States	11,812,400	93,081,712
Cemex SAB de CV ADR	Mexico	13,132,572	120,031,708
Chevron Corp.	United States	8,834,717	653,504,016
Citigroup, Inc.	United States	50,108,800	336,230,048
Citrix Systems, Inc.	United States	12,014,741	283,187,445
Comcast Corp., Class A	United States	99,057,632	1,672,092,828
Computer Sciences Corp.	United States	13,462,172	473,060,724
Compuware Corp.	United States	22,096,012	149,148,081
Covidien, Ltd.	United States	6,351,750	230,187,420
Credit Suisse Group AG ADR	Switzerland	4,905,300	138,623,778
DISH Network Corp., Class A	United States	6,045,670	67,046,480
Domtar Corp.	United States	16,420,300	27,421,901
Dow Chemical Co.	United States	29,260,445	441,540,115
Eaton Corp.	United States	395,502	19,660,404
EBay, Inc.	United States	22,987,400	320,904,104
FedEx Corp.	United States	11,547,400	740,765,710
General Electric Co.	United States	52,779,900	855,034,380
Genuine Parts Co.	United States	2,643,927	100,099,076
Genworth Financial, Inc., Class A	United States	6,909,800	19,554,734
GlaxoSmithKline PLC ADR	United Kingdom	28,938,300	1,078,530,441
Health Management Associates, Inc.	United States	15,334,500	27,448,755
Hewlett-Packard Co.	United States	44,475,608	1,614,019,814
Hitachi, Ltd. ADR	Japan	7,409,800	290,019,572
Home Depot, Inc.	United States	24,516,700	564,374,434
HSBC Holdings PLC ADR	United Kingdom	4,691,050	228,313,403
Interpublic Group of Companies, Inc.	United States	20,429,193	80,899,604
Koninklijke Philips Electronics NV	Netherlands	2,509,100	49,855,817
Kyocera Corp. ADR	Japan	3,351,098	242,518,962
Legg Mason, Inc.	United States	4,358,600	95,496,926
Liberty Entertainment, Series A	United States	3,648,160	63,769,837
Liberty Global, Inc., Series A	United States	763,410	12,153,487
Liberty Global, Inc., Series C	United States	1,301,753	19,760,611
Liberty Interactive, Series A	United States	27,524,472	85,876,353
Loews Corp.	United States	3,910,100	110,460,325
Macy’s, Inc.	United States	11,093,094	114,813,523
Maxim Integrated Products, Inc.	United States	24,360,200	278,193,484
Molex, Inc.	United States	2,550,100	36,950,949
Molex, Inc., Class A	United States	8,727,930	113,026,694
Motorola, Inc.	United States	155,139,211	687,266,705
News Corp., Class A	United States	96,431,826	876,565,299
Novartis AG ADR	Switzerland	27,778,700	1,382,268,112
Occidental Petroleum Corp.	United States	13,933,400	835,864,666
Panasonic Corp. ADR	Japan	42,484,674	528,509,345
Pfizer, Inc.	United States	42,425,604	751,357,447

Dodge Cox Stock Fund (145)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Pitney Bowes, Inc.	United States	10,291,750	262,233,790
Royal Dutch Shell PLC ADR	United Kingdom	6,587,864	338,813,846
Sanofi-Aventis ADR	France	36,306,700	1,167,623,472
Schlumberger, Ltd.	United States	20,774,712	879,393,559
SLM Corp.	United States	26,195,782	233,142,460
Sony Corp. ADR	Japan	31,729,550	693,925,258
Sprint Nextel Corp.	United States	109,849,239	201,024,107
Sun Microsystems, Inc.	United States	10,111,794	38,627,053
Synopsys, Inc.	United States	6,825,369	126,405,834
Telefonaktiebologet LM Ericsson ADR	Sweden	23,936,500	186,944,065
The Sherwin-Williams Co.	United States	2,434,919	145,486,410
The Travelers Companies, Inc.	United States	6,914,650	312,542,180
Thomson ADR	France	5,988,000	8,083,800
Time Warner, Inc.	United States	105,719,400	1,063,537,164
Tyco Electronics, Ltd.	United States	15,899,925	257,737,784
Tyco International, Ltd.	United States	8,631,425	186,438,780
UnitedHealth Group, Inc.	United States	29,768,600	791,844,760
Vulcan Materials Co.	United States	1,655,048	115,158,240
Wachovia Corp.	United States	56,415,122	312,539,776
Walgreen Co.	United States	5,014,375	123,704,631
Wal-Mart Stores, Inc.	United States	13,557,850	760,053,071
WellPoint, Inc.	United States	23,419,243	986,652,708
Wells Fargo & Co.	United States	24,740,000	729,335,200
Wyeth	United States	14,868,600	557,721,186
Xerox Corp.	United States	57,778,300	460,493,051
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	413,681,000	413,681,000	0.01	1/2/09
SSgA Prime Money Market Fund	United States	97,385,042	97,385,042

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright © 1998-2009. Dodge & Cox®. All rights reserved.

Objective	• The Fund seeks long-term growth of principal and income.

Strategy

•   The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market. The Fund is not required to allocate its investments in set percentages in particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

GENERAL INFORMATION
Net Asset Value Per Share	$5.34
Total Net Assets (millions)	$468
Expense Ratio (5/1/08 to 12/31/08, annualized)	0.87%
Portfolio Turnover Rate (5/1/08 to 12/31/08, unannualized)	10%
30-Day SEC Yield(a)	2.88%
Fund Inception Date	May 1, 2008
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Global Investment Policy Committee, whose six members’ average tenure at Dodge & Cox is 18 years.

PORTFOLIO CHARACTERISTICS	Fund		MSCI World
Number of Stocks	88		1,693
Median Market Capitalization (billions)	$16		$5
Weighted Average Market Capitalization (billions)	$40		$58
Price-to-Earnings Ratio(b)	9.4	x	10.6x
Countries Represented	24		23
Emerging Markets (Brazil, India, Indonesia, Mexico, Russia, South Africa, South Korea, Thailand, Turkey)	12.9%		0.0%

TEN LARGEST HOLDINGS(c)			Fund
Hewlett-Packard Co. (United States)			3.0%
Schlumberger, Ltd. (United States)			2.7
Novartis AG (Switzerland)			2.6
Comcast Corp. (United States)			2.3
General Electric Co. (United States)			2.1
Swiss Reinsurance Co. (Switzerland)			2.1
Amgen, Inc. (United States)			2.0
Capital One Financial Corp. (United States)			2.0
Schneider Electric SA (France)			2.0
Time Warner, Inc. (United States)			1.9

ASSET ALLOCATION

REGION DIVERSIFICATION	Fund		MSCI World
United States	41.8%		49.7%
Europe (excluding United Kingdom)	30.8		21.2
United Kingdom	7.1		9.2
Japan	5.8		11.7
Pacific (excluding Japan)	4.2		4.3
Latin America	4.0		0.0
Africa	2.9		0.0
Canada	0.0	(d)	3.9

SECTOR DIVERSIFICATION	Fund	MSCI World
Financials	20.8%	18.6%
Information Technology	14.7	10.2
Health Care	13.9	11.9
Consumer Discretionary	13.6	8.9
Energy	10.9	11.6
Industrials	9.2	10.9
Materials	8.4	5.8
Telecommunication Services	2.9	5.3
Consumer Staples	2.2	11.1
Utilities	0.0	5.7

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	Rounds to 0.0%.

Total Return*
For the period ended December 31, 2008	Since Inception (May 1, 2008)
Dodge & Cox Global Stock Fund	-46.21%
MSCI World Index	-38.06%

The Dodge & Cox Global Stock Fund had a total return of negative 23.9% for the fourth quarter of 2008, compared to negative 21.8% for the MSCI World Index (MSCI World). The Fund had a total return of negative 46.2% since its inception on May 1, 2008, compared to a total return of negative 38.1% for the MSCI World over the same time period. At year end, the Fund had net assets of $468 million with a cash position of 3.4%.

The fourth quarter completed what turned out to be one of the worst years for global equity markets since the Great Depression. As we reflect on the past year, we clearly underestimated the extent of the worsening credit crisis, the impact government interventions would have on the capital markets (and several holdings in the Financials sector), and the depth and breadth of the current recession.

FOURTH QUARTER PERFORMANCE REVIEW

The Fund lagged the MSCI World by 2.1 percentage points for the quarter.

KEY DETRACTORS FROM RELATIVE RESULTS:

•

The Fund’s overweight position and selection of holdings in the Materials sector detracted from relative performance. Weak performers included Arkema (down 53%), Domtar (down 64%), Lafarge (down 42%), and Norsk Hydro (down 39%).

•	The Fund’s underweight position in the Consumer Staples sector hurt relative performance. Turkish beverage distributor Anadolu Efes (down 35%) and Tesco (down 24%) were weak performers.

•	The Fund’s selection of holdings in the Telecommunication Services sector hurt performance. Sprint Nextel (down 70%) was a notable detractor.

KEY CONTRIBUTORS TO RELATIVE RESULTS:

•	A higher weighting in the Health Care sector contributed to relative performance. Amgen (down 3%), Novartis (down 6%) and Wyeth (up 2%) helped relative performance.

•

The Fund’s Financials holdings contributed on a relative basis. Wachovia was up 59% (acquired by Wells Fargo). Swiss Reinsurance Co. (down 13%), and Aegon (down 28%) declined less than the sector overall.

PERFORMANCE REVIEW SINCE MAY 2008 INCEPTION

The Fund lagged the MSCI World by 8.1 percentage points from May 1, 2008 to December 31, 2008.

KEY DETRACTORS FROM RELATIVE RESULTS:

•

The Fund’s overweight position and selection of holdings in the Financials sector accounted for most of the Fund’s underperformance. Weak performers included American International Group (AIG, down 97%), Royal Bank of Scotland (down 88%), Fannie Mae (down 98%) and Wachovia (down 81%).

•

The Fund’s overweight position and selection of holdings in the Information Technology sector hurt performance. Selected weak performers included Nortel Networks (down 97%), Infineon Technologies (down 86%) and Alcatel-Lucent (down 68%).

•

The Fund’s underweight position (2% versus 11% of the MSCI World at year end) and selection of holdings in the Consumer Staples sector also detracted from relative performance. The Fund’s Consumer Staples holdings declined 24% compared to a 21% decline in the MSCI World sector.

KEY CONTRIBUTORS TO RELATIVE RESULTS:

•	The Fund’s overweight position in the Health Care sector (14% versus 12% of the MSCI World at year end) and selection of holdings (down 3% versus down 14%) contributed to relative performance.

•	The Fund’s Energy holdings, including Occidental Petroleum (down 22%) and Royal Dutch Shell (down 32%), helped relative performance.

INVESTMENT STRATEGY

The decelerating global economy, falling consumer confidence, and declining manufacturing activity around the world continued to pressure global equity markets in the fourth quarter. Governments worldwide have made funds available to assist a wide range of financial institutions and to improve liquidity and availability of credit. Still, demand for housing, commodities, and products and services in general is falling and the Fund’s portfolio companies have been revising their revenue and profit expectations downward.

While the outcomes of many of our investment decisions were disappointing during 2008, we remain confident in the Fund’s holdings. Our firm has experienced periods of underperformance in the past; maintaining our investment approach through those challenging periods was crucial. Thus, we have persisted with our long-term, fundamental research-driven, price-disciplined approach during this period as well.

Our research efforts focus on understanding the durability of companies’ businesses and their ability to withstand operational and financial adversity. For example, our fixed income and equity analysts have been working in concert to assess the impact of tight credit markets on selected holdings. As a result, we sold several positions including General Motors, Ford Motor, and Fannie Mae and substantially trimmed others (e.g., Nortel Networks).

The volatility in the equity markets is creating new investment opportunities. Valuations have come down to what appear to be very attractive levels. As a result, we started positions in a number of companies we believe have excellent long-term prospects at appealing valuations. Examples include Standard Chartered, a bank with strong positions in the emerging markets of Asia, Africa, and the Middle East, and Mitsubishi Electric, a leading global machinery company.

CLOSING

While we are disappointed by the Fund’s recent results, we are optimistic about the potential for long-term equity returns. Our experienced investment team is working hard to take advantage of the attractive opportunities being created during this period of economic stress and volatility. Although it is impossible to predict the short-term direction of stock prices, our experience has taught us that persistence in the face of significant market dislocations can be rewarding for patient investors with long-term investment horizons. We appreciate your patience and confidence in our firm.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Annual Report, which will be available in February.

January 2009

*	The Fund’s total returns include the reinvestment of any dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI World is a widely recognized benchmark of the world’s stock markets, including the United States. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

MSCI World Index® is a trademark of MSCI Barra.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

12/08 GSF FS

Dodge Cox Global Stock Fund (1049)

Portfolio Holdings as of December 31, 2008

The following portfolio data for the Dodge & Cox Global Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
AEGON NV	Netherlands	1,278,374	8,157,916
Akzo Nobel NV	Netherlands	147,000	6,061,889
Alcatel-Lucent	France	2,234,400	4,824,556
American International Group, Inc.	United States	873,400	1,371,238
Amgen, Inc.	United States	165,700	9,569,175
Anadolu Efes Biracilik ve Malt Sanayii AS	Turkey	914,800	6,123,511
Arkema	France	280,916	4,827,584
Baker Hughes, Inc.	United States	167,987	5,387,343
Bayer AG	Germany	86,500	5,081,422
Bayerische Motoren Werke AG	Germany	73,300	2,253,157
Cadence Design Systems, Inc.	United States	670,000	2,452,200
Capital One Financial Corp.	United States	299,600	9,554,244
Cemex SAB de CV ADR	Mexico	717,878	6,561,405
Chevron Corp.	United States	61,100	4,519,567
Citigroup, Inc.	United States	193,000	1,295,030
Comcast Corp., Class A	United States	639,900	10,801,512
Computer Sciences Corp.	United States	96,300	3,383,982
Compuware Corp.	United States	171,400	1,156,950
Covidien, Ltd.	United States	130,700	4,736,568
Credit Suisse Group AG	Switzerland	305,900	8,384,487
Domtar Corp.	United States	2,745,600	4,585,152
Dow Chemical Co.	United States	173,500	2,618,115
EBay, Inc.	United States	427,700	5,970,692
FedEx Corp.	United States	97,000	6,222,550
General Electric Co.	United States	613,200	9,933,840
GlaxoSmithKline PLC ADR	United Kingdom	204,100	7,606,807
Grupo Televisa SA ADR	Mexico	162,600	2,429,244
Haci Omer Sabanci Holding AS	Turkey	1,061,800	2,424,499
Hang Lung Group, Ltd.	Hong Kong	1,127,500	3,441,438
Hang Lung Properties, Ltd.	Hong Kong	480,700	1,054,461
Hewlett-Packard Co.	United States	382,200	13,870,038
Honda Motor Co., Ltd. ADR	Japan	146,200	3,119,908
HSBC Holdings PLC	United Kingdom	611,100	5,848,977
ICICI Bank, Ltd. ADR	India	130,300	2,508,275
Infineon Technologies AG	Germany	590,200	812,363
Kasikornbank PCL Foreign	Thailand	1,641,100	2,170,111
Koninklijke Philips Electronics NV	Netherlands	278,400	5,414,595
Kyocera Corp.	Japan	69,400	5,006,513
Lafarge SA	France	115,800	7,040,695
Legg Mason, Inc.	United States	233,700	5,120,367
Liberty Interactive, Series A	United States	159,700	498,264
Macy’s, Inc.	United States	137,800	1,426,230
Maxim Integrated Products, Inc.	United States	213,000	2,432,460
Mitsubishi Electric Corp.	Japan	665,000	4,161,371
Motorola, Inc.	United States	1,253,500	5,553,005
Naspers, Ltd.	South Africa	459,100	8,345,084
News Corp., Class A	United States	657,100	5,973,039
Nokia Oyj	Finland	481,900	7,470,861
Norsk Hydro ASA	Norway	1,624,300	6,559,932
Nortel Networks Corp.	Canada	221,984	57,716
Novartis AG ADR	Switzerland	249,000	12,390,240
OAO Lukoil ADR	Russia	169,400	5,492,499
Occidental Petroleum Corp.	United States	142,300	8,536,577

Dodge Cox Global Stock Fund (1049)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Panasonic Corp.	Japan	376,000	4,711,418
Royal Bank of Scotland Group PLC	United Kingdom	5,896,684	4,262,769
Royal Dutch Shell PLC ADR	United Kingdom	150,800	7,983,352
Sanofi-Aventis	France	104,900	6,662,607
Schlumberger, Ltd.	United States	303,600	12,851,388
Schneider Electric SA	France	123,800	9,247,410
Shinhan Financial Group Co., Ltd. ADR	South Korea	89,900	4,239,684
Siam Cement PCL NVDR	Thailand	416,300	1,249,831
Sony Corp.	Japan	347,900	7,563,004
Sprint Nextel Corp.	United States	1,509,300	2,762,019
Standard Bank Group, Ltd.	South Africa	571,700	5,179,566
Standard Chartered PLC	United Kingdom	435,555	5,567,835
Swiss Reinsurance Co.	Switzerland	199,800	9,706,551
Synopsys, Inc.	United States	118,900	2,202,028
Telefonaktiebologet LM Ericsson	Sweden	511,800	3,925,254
Telefonica SA ADR	Spain	99,000	6,671,610
Telekomunik Indonesia ADR	Indonesia	157,600	3,951,032
Television Broadcasts, Ltd.	Hong Kong	366,700	1,201,432
Tesco PLC	United Kingdom	423,800	2,207,961
Time Warner, Inc.	United States	866,000	8,711,960
Tokio Marine Holdings, Inc.	Japan	89,600	2,625,479
Total SA	France	64,000	3,489,131
Tyco Electronics, Ltd.	United States	335,400	5,436,834
Tyco International, Ltd.	United States	255,500	5,518,800
Unicredit SPA	Italy	3,322,600	8,271,766
UnitedHealth Group, Inc.	United States	171,400	4,559,240
Wachovia Corp.	United States	1,074,200	5,951,068
Wal-Mart Stores, Inc.	United States	36,000	2,018,160
WellPoint, Inc.	United States	186,100	7,840,393
Wienerberger AG	Austria	161,200	2,692,051
Wyeth	United States	180,100	6,755,551
Xerox Corp.	United States	540,800	4,310,176
PREFERRED STOCKS
Net Servicos de Comunicacao SA ADR	Brazil	507,700	2,954,814
Petroleo Brasileiro SA ADR	Brazil	134,800	2,751,268
Ultrapar Participacoes SA ADR	Brazil	170,200	3,827,798
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	16,934,000	16,934,000	0.01	1/2/09
SSgA Prime Money Market Fund	United States	1,389,352	1,389,352

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright © 1998-2009. Dodge & Cox®. All rights reserved.

Objective	• The Fund seeks long-term growth of principal and income.

Strategy

•   The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

GENERAL INFORMATION
Net Asset Value Per Share	$21.90
Total Net Assets (billions)	$25.0
2008 Expense Ratio	0.64%
2008 Portfolio Turnover Rate	35%
30-Day SEC Yield(a)	3.68%
Fund Inception	2001
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 19 years.

PORTFOLIO CHARACTERISTICS	Fund		MSCI EAFE
Number of Stocks	90		989
Median Market Capitalization (billions)	$9		$4
Weighted Average Market Capitalization (billions)	$38		$42
Price-to-Earnings Ratio(b)	9.3	x	9.8	x
Countries Represented	26		21
Emerging Markets (Brazil, India, Indonesia, Israel, Mexico, Russia, South Africa, South Korea, Thailand, Turkey)	20.4%		0.0%

TEN LARGEST HOLDINGS(c)	Fund
Novartis AG (Switzerland)	4.3%
Sanofi-Aventis (France)	2.9
GlaxoSmithKline PLC (United Kingdom)	2.7
Naspers, Ltd. (South Africa)	2.7
Kyocera Corp. (Japan)	2.6
Schneider Electric SA (France)	2.6
Standard Bank Group, Ltd. (South Africa)	2.5
Bayer AG (Germany)	2.3
Telefonica SA (Spain)	2.3
Lafarge SA (France)	2.2

ASSET ALLOCATION

REGION DIVERSIFICATION	Fund		MSCI EAFE
Europe (excluding United Kingdom)	43.9%		47.8%
Japan	19.6		25.3
United Kingdom	10.7		17.8
Pacific (excluding Japan)	6.3		9.1
Latin America	6.2		0.0
Africa	5.8		0.0
United States	5.1		0.0
Middle East	0.2		0.0
Canada	0.0	(d)	0.0

SECTOR DIVERSIFICATION	Fund	MSCI EAFE
Financials	24.5%	22.6%
Consumer Discretionary	16.6	9.6
Health Care	13.6	9.8
Information Technology	13.0	5.1
Energy	9.2	8.5
Industrials	8.3	11.6
Materials	7.4	7.8
Telecommunication Services	3.5	7.0
Consumer Staples	1.7	10.3
Utilities	0.0	7.7

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	Rounds to 0.0%.

Average Annual Total Return*
For periods ended December 31, 2008	1 Year	3 Years	5 Years	Since Inception (May 1, 2001)
Dodge & Cox International Stock Fund	-46.68%	-8.65%	3.35%	4.70%
MSCI EAFE Index	-43.39%	-7.35%	1.66%	0.97%

The Dodge & Cox International Stock Fund had a total return of negative 26.1% for the fourth quarter of 2008, compared to a total return of negative 20.0% for the MSCI EAFE Index (MSCI EAFE). The Fund had a total return of negative 46.7% for 2008, compared to a total return of negative 43.4% for the MSCI EAFE. At year end, the Fund had net assets of $25.0 billion with a cash position of 2.2%.

The fourth quarter completed what turned out to be one of the worst years for global equity markets since the Great Depression. As we reflect on the past year, we clearly underestimated the extent of the worsening credit crisis, the impact government interventions would have on the capital markets (and several holdings in the Financials sector) and the depth and breadth of the current recession.

FOURTH QUARTER PERFORMANCE REVIEW

The Fund lagged the MSCI EAFE by 6.1 percentage points for the fourth quarter.

KEY DETRACTORS FROM RELATIVE RESULTS:

•

Weak returns from the Fund’s holdings in the Information Technology sector (down 28% compared to down 19% for the MSCI EAFE sector) hurt performance. Performance suffered due to the Fund’s investments in Infineon Technologies (down 76%) and a selection of communications equipment holdings, including Nortel Networks (down 88%), Alcatel-Lucent (down 44%) and Motorola (down 37%).

•

In a quarter marked by economic pessimism, the Fund was underweight in three sectors that are considered to be less economically sensitive: Consumer Staples, Telecommunication Services and Utilities. These underweight positions detracted from performance.

•

The Fund’s selection of holdings in the Energy sector (down 29%) hurt relative performance in comparison to the MSCI EAFE sector (down 15%). Selected detractors included Schlumberger (down 46%), Lukoil Holdings (down 45%) and Petrobras (down 44%).

•	Additional holdings with weak returns included Royal Bank of Scotland (down 78%), Cemex (down 47%) and HSBC Holdings (down 40%).

KEY CONTRIBUTORS TO RELATIVE RESULTS:

•

The Fund’s overweight position in the Health Care sector, one of the best performing sectors of the market, helped relative performance. Notable performers include Sanofi-Aventis (down 3%), Novartis (down 6%), and GlaxoSmithKline (down 13%).

•

The Fund’s underweight position in the Metals & Mining industry (1% versus 4% for the MSCI EAFE industry) positively affected performance. Metals & Mining was a poor performing area of the market (down 34%).

•	Selected holdings that helped performance included Bank of Yokohama (up 22%), Mitsubishi Electric (up 12%) and Telefonica (down 3%).

For the quarter, the Fund’s active hedging of the Euro and British Pound-Sterling increased performance by 0.5 percentage points. However, U.S. Dollar appreciation had an overall negative effect on the Fund’s performance. As a reminder, appreciation of the U.S. Dollar generally decreases returns from international investments, as those international investments depreciate in value in dollar terms. Depreciation of the U.S. Dollar generally has the opposite effect.

2008 PERFORMANCE REVIEW

KEY DETRACTORS FROM RELATIVE RESULTS:

•

Weak returns from the Fund’s holdings in the Information Technology sector (down 55% compared to down 45% for the MSCI EAFE sector) hurt performance. Infineon Technologies (down 89%), Nortel Networks (down 98%), Motorola (down 72%), Alcatel-Lucent (down 66%) and Nokia (down 59%) were weak performers.

•

The Fund’s significantly underweight position (0% versus 8% at year end) in the Utilities sector hurt relative performance, as the sector (down 28%) was one of the better performing areas of the market.

•	The Fund’s overweight position (4% versus 1%) in the poor-performing Construction Materials industry hurt performance. Selected detractors included Lafarge (down 66%) and Cemex (down 64%).

•	Selected additional holdings that hurt performance included American International Group (AIG, down 96%), Royal Bank of Scotland (down 90%), Unicredit (down 70%) and Sony (down 61%).

KEY CONTRIBUTORS TO RELATIVE RESULTS:

•

The Fund’s overweight position in the Health Care sector (14% versus 10% at year end), an area of relative strength, contributed to results. Notable performers included Novartis (down 6%), GlaxoSmithKline (down 22%) and Sanofi-Aventis (down 29%).

•

The Fund’s underweight position in the Metals & Mining industry (1% versus 4% for the MSCI EAFE industry at year end) positively affected performance. Metals & Mining (down 60%) was one of the poorest performing areas of the market.

•	Selected strong performers included Epcos (up 44%), Seiko Epson (up 26%) and FEMSA (up 19%).

For 2008, the Fund’s active hedging of the Euro and British Pound-Sterling increased performance by 1.3 percentage points. However, U.S. Dollar appreciation had an overall negative effect on the Fund’s performance.

INVESTMENT STRATEGY

As the year 2008 progressed, the financial crisis intensified and manifested itself in falling consumer confidence and declining economic activity around the world. As companies and investors incorporated expectations of lower revenue and profits caused by recession, stock markets in every region around the world suffered meaningful losses, essentially erasing MSCI EAFE gains of the past ten years.

In this environment of fear and uncertainty, we saw a flight to safety and shunning of risk that has created significant dislocations within equity markets. For example, valuation spreads widened to near 20-year highs signaling extreme risk aversion and pessimism about companies with economic sensitivity or exposure to financing needs. Thus, the share prices of companies in the Materials, Industrials and Information Technology sectors were hit hard in the quarter, while the share prices of companies in the less economically sensitive areas of the market—Consumer Staples (e.g., food), Telecommunications Services, Utilities and Health Care—held up relatively well.

Our investment team has been re-examining Fund holdings to assess each company’s ability to withstand this adverse environment. For example, our fixed income and equity analysts have been working in concert to assess the impact of tight credit markets on selected holdings. As a result, we have selectively trimmed or sold a handful of holdings during the quarter (e.g., Nortel Networks). However, we have reaffirmed the long-term merits of many individual holdings in the Fund, albeit at lower current prices and very attractive valuations. We have also added some new investments to the Fund. In general, we continue to find long-term opportunity in companies that we believe can withstand the current downturn and are poised to prosper in a growing global economy yet are priced as though the world will remain mired in problems for the foreseeable future. Examples include Ericsson, which commands leading market share in wireless network equipment; Novartis, which we believe has an impressive research and development effort that could yield promising drug compounds in the future; and Standard Chartered, a bank with strong positions in the emerging markets of Asia, Africa and the Middle East.

CLOSING

While we are disappointed by the Fund’s recent results, we are optimistic about the potential for long-term equity returns. Our experienced investment team is working hard to take advantage of the attractive opportunities being created during this period of economic stress and volatility. Although it is impossible to predict the short-term direction of stock prices, our experience has taught us that persistence in the face of significant market dislocations can be rewarding for patient investors with long-term investment horizons. We appreciate your patience and confidence in our firm.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Annual Report, which will be available in February.

January 2009

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI EAFE Index is an unmanaged index of the world’s stock markets, excluding the United States. Index returns include dividends and/or interest income, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

MSCI EAFE® is a trademark of MSCI Barra.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 1-800- 621-3979. Please carefully read the prospectus before investing.

12/08 ISF FS

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of December 31, 2008

The following portfolio data for the Dodge & Cox International Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Accor SA	France	4,500,000	221,444,113
Adcock Ingram Holdings, Ltd.	South Africa	7,047,217	29,799,593
Aderans Holdings Co., Ltd.	Japan	4,037,000	42,298,794
AEGON NV	Netherlands	42,517,075	271,321,785
Akzo Nobel NV	Netherlands	4,876,290	201,085,214
Alcatel-Lucent	France	94,519,072	204,087,246
American International Group, Inc.	United States	37,833,000	59,397,810
Anadolu Efes Biracilik ve Malt Sanayii AS	Turkey	29,464,582	197,230,758
Arkema	France	6,626,740	113,881,533
Bangkok Bank PCL Foreign	Thailand	38,571,900	79,015,289
Bangkok Bank PCL NVDR	Thailand	5,075,000	10,319,661
Bayer AG	Germany	9,817,000	576,697,287
Bayerische Motoren Werke AG	Germany	6,221,100	191,229,400
Bezeq Israeli Telecommunication Corp., Ltd.	Israel	36,575,685	60,110,294
BHP Billiton PLC	United Kingdom	12,106,000	228,039,252
Brother Industries, Ltd.	Japan	23,601,000	140,792,188
Cemex SAB de CV ADR	Mexico	31,832,579	290,949,772
Chartered Semiconductor Manufacturing, Ltd.	Singapore	200,000,000	25,194,933
Cipla, Ltd.	India	18,365,421	70,948,247
Consorcio Ara SAB de CV	Mexico	113,420,000	42,997,798
Corporacion Geo SAB de CV, Series B	Mexico	47,605,400	53,626,331
Credit Suisse Group AG	Switzerland	20,205,000	553,803,740
Fujifilm Holdings Corp.	Japan	22,736,100	500,375,186
Fujitsu, Ltd.	Japan	41,981,000	202,913,681
GlaxoSmithKline PLC ADR	United Kingdom	18,071,600	673,528,532
Grupo Financiero Banorte SAB de CV	Mexico	54,228,000	97,895,079
Grupo Televisa SA ADR	Mexico	32,779,396	489,724,176
Haci Omer Sabanci Holding AS	Turkey	84,838,651	193,719,317
Hang Lung Group, Ltd.	Hong Kong	51,796,500	158,097,057
Hang Lung Properties, Ltd.	Hong Kong	76,679,000	168,202,721
Hirose Electric Co., Ltd.	Japan	1,112,700	112,339,431
Hitachi, Ltd.	Japan	26,658,000	103,382,407
Honda Motor Co., Ltd. ADR	Japan	15,528,400	331,376,056
HSBC Holdings PLC	United Kingdom	55,836,800	534,426,681
ICICI Bank, Ltd.	India	15,195,668	141,791,744
ICICI Bank, Ltd. ADR	India	4,300,000	82,775,000
Infineon Technologies AG	Germany	84,902,800	116,861,892
Kasikornbank PCL Foreign	Thailand	108,446,527	143,404,458
Koninklijke Philips Electronics NV	Netherlands	20,685,000	402,302,101
Kyocera Corp.	Japan	9,203,900	663,968,964
Lafarge SA	France	9,120,225	554,514,038
Lanxess AG	Germany	8,912,359	173,379,407
Li & Fung, Ltd.	Hong Kong	32,198,000	55,551,758
Liberty Global, Inc., Series A	United States	2,701,805	43,012,736
Liberty Global, Inc., Series C	United States	4,534,971	68,840,860
Mediceo Paltac Holdings Co., Ltd.	Japan	19,438,000	234,252,293
Mitsubishi Electric Corp.	Japan	38,750,000	242,485,912
Mitsubishi UFJ Financial Group	Japan	42,299,900	262,467,638
Motorola, Inc.	United States	52,141,458	230,986,659
Murata Manufacturing Co., Ltd.	Japan	3,951,000	154,878,575
Naspers, Ltd.	South Africa	37,040,895	673,294,211
News Corp., Class A	United States	41,644,892	378,552,068
Nexans SA	France	932,619	55,700,824
NGK Spark Plug Co., Ltd.	Japan	17,500,000	140,250,321

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date

Nokia Oyj	Finland	32,392,500	502,178,600
Norsk Hydro ASA	Norway	32,634,600	131,798,776
Norsk Hydro ASA ADR	Norway	24,717,700	100,848,216
Nortel Networks Corp.	Canada	14,884,002	3,869,840
Novartis AG ADR	Switzerland	21,850,000	1,087,256,000
OAO Lukoil ADR	Russia	11,226,500	363,999,661
Panasonic Corp.	Japan	29,743,072	372,691,590
Royal Bank of Scotland Group PLC	United Kingdom	344,885,647	249,321,127
Royal Dutch Shell PLC ADR	United Kingdom	10,068,400	533,021,096
Sanofi-Aventis	France	11,325,500	719,326,593
Schlumberger, Ltd.	United States	11,600,396	491,044,763
Schneider Electric SA	France	8,619,833	643,870,165
Shinhan Financial Group Co., Ltd. ADR	South Korea	4,628,664	218,287,794
Siam Cement PCL Foreign	Thailand	10,725,400	34,088,434
Siam Cement PCL NVDR	Thailand	9,110,000	27,350,377
Sony Corp.	Japan	21,337,600	463,858,469
Standard Bank Group, Ltd.	South Africa	69,320,397	628,038,433
Standard Chartered PLC	United Kingdom	36,811,923	470,578,310
StatoilHydro ASA ADR	Norway	9,759,989	162,601,417
Swiss Life Holding	Switzerland	1,525,796	105,841,036
Swiss Reinsurance Co.	Switzerland	10,565,795	513,300,427
Telefonaktiebologet LM Ericsson	Sweden	39,643,100	304,043,059
Telefonica SA ADR	Spain	8,442,400	568,933,336
Telekomunik Indonesia ADR	Indonesia	10,353,047	259,550,888
Television Broadcasts, Ltd.	Hong Kong	27,299,300	89,441,675
The Bank of Yokohama, Ltd.	Japan	70,029,000	414,230,556
Thomson	France	25,015,792	33,830,098
Tiger Brands, Ltd.	South Africa	7,072,043	110,087,109
TNT NV	Netherlands	8,034,410	154,310,529
Tokio Marine Holdings, Inc.	Japan	3,401,500	99,671,520
Total SA	France	8,982,000	489,677,708
Toto, Ltd.	Japan	28,511,000	178,847,844
Unicredit SPA	Italy	188,900,800	470,277,256
Volvo AB	Sweden	42,607,200	235,423,246
Wienerberger AG	Austria	9,397,376	156,936,828
Yamaha Motor Co., Ltd.	Japan	23,253,000	243,995,256
Yapi ve Kredi Bankasi AS	Turkey	148,779,068	204,089,409
PREFERRED STOCKS
Net Servicos de Comunicacao SA ADR	Brazil	20,753,640	120,786,185
Petroleo Brasileiro SA ADR	Brazil	12,191,800	248,834,638
Sadia SA ADR	Brazil	16,466,401	80,685,365
Ultrapar Participacoes SA ADR	Brazil	6,100,052	137,190,169
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	388,424,000	388,424,000	0.01	1/2/09
SSgA Prime Money Market Fund	United States	74,902,149	74,902,149

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright © 1998-2009. Dodge & Cox®. All rights reserved.

Objective	• The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Strategy	• The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed income securities.

Stocks: The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks.

Fixed Income Securities: Dodge & Cox constructs a diversified portfolio of primarily investment grade fixed income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

GENERAL INFORMATION
Net Asset Value Per Share	$51.26
Total Net Assets (billions)	$14.7
30-Day SEC Yield(a)	4.41%
2008 Expense Ratio	0.53%
2008 Portfolio Turnover Rate	27%
Fund Inception	1931
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 23 years, and by the Fixed Income Investment Policy Committee, whose nine members’ average tenure is 15 years.

STOCK PORTFOLIO (6 6 . 9%)	Fund
Number of Stocks	77
Median Market Capitalization (billions)	$12
Price-to-Earnings Ratio(b)	10.9	x
Foreign Stocks(c)	13.2%

SECTOR DIVERSIFICATION (FIVE LARGEST)
Health Care	19.1%
Consumer Discretionary	13.2
Information Technology	12.2
Financials	7.6
Energy	6.7

TEN LARGEST STOCK S(d)
Comcast Corp.	3.6%
Hewlett-Packard Co.	3.5
Novartis AG (Switzerland)	2.8
Sanofi-Aventis (France)	2.4
Amgen, Inc.	2.3
Time Warner, Inc.	2.2
WellPoint, Inc.	2.1
GlaxoSmithKline PLC (United Kingdom)	2.1
Capital One Financial Corp.	1.8
News Corp.	1.8

ASSET ALLOCATION

FIXED INCOME PORTFOLIO (3 1 . 0%)( f )	Fund
Number of Fixed Income Securities(f)	276
Effective Maturity	6.5 years
Effective Duration	3.8 years

SECTOR DIVERSIFICATION
U.S. Treasury & Government Related	1.7%
Mortgage-Related Securities	11.5
Asset-Backed Securities	0.1
Corporate(f)	17.7

CREDIT QUALITY( e )
U.S. Government & Government Related	13.2%
Aaa	1.3
Aa	2.9
A	2.7
Baa	5.6
Ba	0.9
B	0.2
Caa	2.4
Ca	1.7
C	0.0	(g)
Preferred Stock (no rating)	0.1
Average Quality	A1

CORPORATE ISSUERS (FIVE LARGEST)(d)
GMAC, LLC and subsidiaries(f)	1.8%
Ford Motor Credit Co.	1.5
Wachovia Corp.	1.4
General Electric Co.	1.1
Time Warner, Inc.	1.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(e)	Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.
(f)	Includes cumulative preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, LLC) representing 0.1% of the Fund’s net assets.
(g)	Rounds to 0.0%.

Average Annual Total Return[1]
For periods ended December 31, 2008	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Balanced Fund	-33.57%	-8.37%	-1.45%	4.77%	9.31%
Combined Index	-22.06%	-2.75%	0.71%	1.69%	8.30%

The Dodge & Cox Balanced Fund had a total return of negative 16.4% for the fourth quarter of 2008, compared to negative 11.9% for the Combined Index1 (a 60/40 blend of stocks and fixed income securities). The Fund had a total return of negative 33.6% for 2008, compared to a total return of negative 22.1% for the Combined Index. At year end, the Fund was 67% invested in equities, 31% in fixed income and 2% cash. Net assets of the Fund were $14.7 billion.

The fourth quarter completed what turned out to be one of the most disappointing years in the Balanced Fund’s 77-year history and the worst year for the stock market since 1931. As we reflect on the past year, we clearly underestimated the worsening of the credit crisis, the impact government interventions would have on the capital markets (and several holdings in the Financials sector), and the depth and breadth of the current recession. While the outcomes of a number of our investment decisions were disappointing during 2008, we remain confident in the Fund’s asset allocation and holdings. Our firm has experienced periods of underperformance in the past; maintaining our investment approach through those challenging periods was crucial to the Fund’s long-term success, so we have persisted with our long-term, fundamental research-driven, price-disciplined approach during this period as well.

During this unique period of extreme volatility and limited liquidity, our equity and fixed income research analysts have reviewed, updated and stress-tested the financial models for each of the Fund’s holdings, paying particular attention to any change in business conditions and vulnerability to the tight credit market. We review this work with our analysts while continually monitoring relative values across our investment universe in order to determine the best long-term opportunities on behalf of the Fund’s shareholders. As a result of this liquidity review, we sold several equity holdings (e.g., General Motors, Ford Motor and Fannie Mae) during the fourth quarter. Ultimately, our enduring value-oriented investment process has now incorporated lessons learned from this credit crisis. We remain confident that our approach will add value for our shareholders in the years ahead.

FOURTH QUARTER PERFORMANCE REVIEW

KEY DETRACTORS FROM RELATIVE RESULTS:

•	The Fund’s overweighting of equities relative to the Combined Index (at year end 67% versus 60%) was detrimental given the very weak returns from equities in the quarter (S&P 500 down 22%).

•

The Fund’s equity holdings slightly lagged the returns of the S&P 500. Energy investments (down 27% versus down 21% for the S&P 500 sector) and certain individual holdings Sprint Nextel (down 70%), Citigroup (down 67%) and Dow Chemical (down 51%) detracted.

•	The fixed income portfolio underperformed the BCAG, primarily due to an overweight of the poor-performing Corporate sector and no U.S. Treasuries held.

KEY CONTRIBUTORS TO RELATIVE RESULTS:

•

Within the Fund’s equity portfolio, a higher weighting in the Health Care sector (27% versus 14% for the S&P 500 sector) was beneficial, as the Fund’s holdings declined less than the S&P 500 sector. UnitedHealth (up 5%) and Wyeth (up 2%) were good performers. In the Financials sector, Wachovia (up 60%, acquired by Wells Fargo) was a notable contributor.

•

In the fixed income portfolio, many Corporate bond holdings, particularly within the Financials sector, performed well after very weak third quarter performance. Notably strong performers were GMAC (a partial recovery from very distressed levels led the 2011 maturity to a 65% return), Wells Fargo/Wachovia (up 37%) and American International Group (AIG, up 31%).

2008 PERFORMANCE REVIEW

KEY DETRACTORS FROM RELATIVE RESULTS:

•	The Fund’s overweighting of equities throughout the year relative to the Combined Index was detrimental, given the extremely weak returns from equities (S&P 500 down 37%).

•

The Fund’s equity holdings underperformed the S&P 500. Financials holdings (down 71% versus down 55% for the S&P 500 sector) and a higher relative weighting in the Consumer Discretionary sector (22% versus 8% for the S&P 500 sector) were the major factors in the underperformance. AIG, Wachovia and Citigroup were all significant detractors.

•

The Fund’s fixed income portfolio return lagged the BCAG. A high relative weighting in the very weak Corporate bond sector, along with few holdings in the best performing U.S. Treasury sector, were the primary factors behind the underperformance.

KEY CONTRIBUTORS TO RELATIVE RESULTS:

•

Within the equity portfolio, the Fund’s higher average weighting in the Health Care sector (23% versus 13% for the S&P 500 sector) was beneficial, as both the Fund’s holdings and the S&P 500 sector (both down 23%) declined less than the overall market.

•	Strong equity holdings included Rohm and Haas (up 42% to date of sale), Amgen (up 24%) and Wal-Mart Stores (up 20%).

•	The sizable nominal yield advantage for the fixed income portfolio benefited returns relative to the BCAG.

INVESTMENT STRATEGY

Despite near-term uncertainty about the economic outlook, we believe depressed equity valuations compensate long-term investors for the risk of continued weak corporate earnings. As a result, we have continued to maintain the Fund’s higher asset allocation in equity securities rather than fixed income securities. The equity portion of the Fund is significantly overweight relative to the S&P 500 in the Health Care and Consumer Discretionary sectors (especially in cable television and electronic media). The Information Technology sector is also a key area of emphasis, with a weighting close to that of the S&P 500. Technology, Media and Health Care equity holdings comprised close to 40% of the Fund’s assets at year end.

Approximately 8% of the Fund was invested in the common stocks of Financials at year end. We believe that the industry’s survivors will be profitable enterprises over the long term. For example, Wachovia was acquired by Wells Fargo on January 1, 2009, creating a greater national footprint for Wells Fargo’s strong retail banking operations. The combination of Wells Fargo and Wachovia was the largest Financials position in the Fund at year end.

U.S. Treasury yields are at all-time lows and Corporate bond yield premiums are near all-time highs. Within the fixed income portion of the Fund, we have maintained the Fund’s emphasis on Corporates and Government Sponsored Enterprise (GSE)-guaranteed2 Mortgage-Backed Securities (MBS), as always with a strong focus on individual security selection. Within the investment-grade sector of the Corporate bond market, elevated yield spreads imply a default rate among Corporates that is a multiple of all-time highs. While we expect defaults to rise over the near-term with the deterioration of the economy, we do not expect the level implied by current valuations and see opportunities to take advantage of this dislocation. Although recently we have modestly reduced the Fund’s weighting in the Mortgage sector, the Fund has retained a significant exposure in GSE-guaranteed MBS, due to their creditworthiness and attractive return potential relative to alternative short-term investments.

CLOSING

While we are disappointed by the Fund’s recent results, we are optimistic about the potential for long-term investment returns. Our experienced investment team is working hard to take advantage of the attractive opportunities being created during this period of economic stress and volatility. Although it is impossible to predict the short-term direction of stock prices, our experience has taught us that persistence in the face of significant market dislocations can be rewarding for patient investors with long-term investment horizons. We appreciate your patience and confidence in our firm.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Annual Report, which will be available in February.

January 2009

[1]

The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Barclays Capital Aggregate Bond Index, which is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

[2]	The U.S. Government does not guarantee the Fund’s shares, yield or net asset value. The guarantee does not eliminate market risk.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

Barclays Capital® is a trademark of Barclays PLC.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

12/08 BF FS

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of December 31, 2008

The following portfolio data for the Dodge & Cox Balanced Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
AEGON NV	Netherlands	8,172,900	49,446,045
American International Group, Inc.	United States	22,661,400	35,578,398
Amgen, Inc.	United States	5,921,600	341,972,400
Autodesk, Inc.	United States	96,100	1,888,365
Baker Hughes, Inc.	United States	4,474,510	143,497,536
BMC Software, Inc.	United States	2,520,560	67,828,269
Boston Scientific Corp.	United States	14,777,700	114,379,398
Cadence Design Systems, Inc.	United States	9,739,500	35,646,570
Capital One Financial Corp.	United States	8,552,059	272,725,162
Cardinal Health, Inc.	United States	6,593,300	227,271,051
CarMax, Inc.	United States	3,800,000	29,944,000
Cemex SAB de CV ADR	Mexico	3,763,542	34,398,774
Chevron Corp.	United States	2,567,679	189,931,216
Citigroup, Inc.	United States	14,924,800	100,145,408
Citrix Systems, Inc.	United States	2,642,610	62,286,318
Comcast Corp., Class A	United States	31,603,774	533,471,705
Computer Sciences Corp.	United States	4,337,500	152,419,750
Compuware Corp.	United States	6,949,488	46,909,044
Covidien, Ltd.	United States	2,103,200	76,219,968
Credit Suisse Group AG ADR	Switzerland	1,500,300	42,398,478
DISH Network Corp., Class A	United States	1,806,165	20,030,370
Domtar Corp.	United States	6,601,100	11,023,837
Dow Chemical Co.	United States	8,960,259	135,210,308
Eaton Corp.	United States	182,706	9,082,315
EBay, Inc.	United States	7,069,200	98,686,032
FedEx Corp.	United States	3,491,150	223,957,273
General Electric Co.	United States	16,187,400	262,235,880
Genuine Parts Co.	United States	814,458	30,835,380
Genworth Financial, Inc., Class A	United States	1,949,000	5,515,670
GlaxoSmithKline PLC ADR	United Kingdom	8,300,500	309,359,635
Health Management Associates, Inc.	United States	3,901,200	6,983,148
Hewlett-Packard Co.	United States	14,260,912	517,528,496
Hitachi, Ltd. ADR	Japan	2,220,245	86,900,389
Home Depot, Inc.	United States	7,302,200	168,096,644
HSBC Holdings PLC ADR	United Kingdom	1,550,200	75,448,234
Interpublic Group of Companies, Inc.	United States	7,484,200	29,637,432
Koninklijke Philips Electronics NV	Netherlands	650,600	12,927,422
Kyocera Corp. ADR	Japan	856,200	61,963,194
Legg Mason, Inc.	United States	1,350,300	29,585,073
Liberty Entertainment, Series A	United States	1,958,579	34,235,961
Liberty Global, Inc., Series A	United States	264,621	4,212,767
Liberty Global, Inc., Series C	United States	391,368	5,940,966
Liberty Interactive, Series A	United States	8,553,195	26,685,968
Loews Corp.	United States	1,283,108	36,247,801
Macy’s, Inc.	United States	3,944,266	40,823,153
Maxim Integrated Products, Inc.	United States	7,042,000	80,419,640
Molex, Inc.	United States	800,000	11,592,000
Molex, Inc., Class A	United States	2,527,928	32,736,668
Motorola, Inc.	United States	47,509,600	210,467,528
News Corp., Class A	United States	29,484,800	268,016,832
Novartis AG ADR	Switzerland	8,218,300	408,942,608
Occidental Petroleum Corp.	United States	4,217,700	253,019,823
Panasonic Corp. ADR	Japan	13,030,728	162,102,256

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Pfizer, Inc.	United States	13,138,117	232,676,052
Pitney Bowes, Inc.	United States	3,144,550	80,123,134
Royal Dutch Shell PLC ADR	United Kingdom	2,550,127	131,153,031
Sanofi-Aventis ADR	France	11,038,900	355,011,024
Schlumberger, Ltd.	United States	6,325,421	267,755,071
SLM Corp.	United States	8,096,000	72,054,400
Sony Corp. ADR	Japan	9,264,000	202,603,680
Sprint Nextel Corp.	United States	33,567,200	61,427,976
Sun Microsystems, Inc.	United States	4,248,233	16,228,250
Synopsys, Inc.	United States	2,989,500	55,365,540
Telefonaktiebologet LM Ericsson ADR	Sweden	2,412,300	18,840,063
The Sherwin-Williams Co.	United States	829,300	49,550,675
The Travelers Companies, Inc.	United States	1,990,219	89,957,899
Thomson ADR	France	1,900,000	2,565,000
Time Warner, Inc.	United States	32,592,500	327,880,550
Tyco Electronics, Ltd.	United States	4,797,900	77,773,959
Tyco International, Ltd.	United States	2,472,100	53,397,360
UnitedHealth Group, Inc.	United States	9,109,700	242,318,020
Vulcan Materials Co.	United States	291,356	20,272,551
Wachovia Corp.	United States	16,395,312	90,830,028
Walgreen Co.	United States	1,730,199	42,684,009
Wal-Mart Stores, Inc.	United States	4,206,900	235,838,814
WellPoint, Inc.	United States	7,349,900	309,651,287
Wells Fargo & Co.	United States	7,568,300	223,113,484
Wyeth	United States	4,772,800	179,027,728
Xerox Corp.	United States	18,721,050	149,206,769
PREFERRED STOCKS
Preferred Blocker, Inc. (a subsidiary of GMAC, LLC)	United States	81,809	16,361,785
FIXED-INCOME SECURITIES
American International Group, Inc.	United States	29,000,000	21,225,651	8.250	8/15/18
Arkansas Dev. Fin. Auth. GNMA Guaranteed Bonds	United States	1,982,529	2,084,887	9.750	11/15/14
Bank of America Corp.	United States	42,000,000	39,880,092	5.300	3/15/17
Bank of America Corp.	United States	10,000,000	8,321,887	5.625	3/8/35
Bank of America Corp.	United States	41,040,000	39,000,014	6.625	5/23/36
Bank of America Corp.	United States	17,355,000	13,495,039	8.000	12/15/26
Boston Properties, Inc.	United States	2,890,000	1,819,847	5.000	6/1/15
Boston Properties, Inc.	United States	29,500,000	19,646,144	5.625	4/15/15
Boston Properties, Inc.	United States	27,070,000	20,463,180	6.250	1/15/13
Boston Scientific Corp.	United States	24,085,000	20,592,675	5.450	6/15/14
Boston Scientific Corp.	United States	1,075,000	903,000	6.250	11/15/15
Boston Scientific Corp.	United States	21,905,000	18,728,775	6.400	6/15/16
Burlington Northern Santa Fe Corp.	United States	7,320,000	6,793,275	4.300	7/1/13
Burlington Northern Santa Fe Corp.	United States	12,468,982	11,626,317	4.967	4/1/23
Burlington Northern Santa Fe Corp.	United States	17,629,321	17,130,092	5.342	4/1/24
Burlington Northern Santa Fe Corp.	United States	27,296,161	26,322,676	5.629	4/1/24
Burlington Northern Santa Fe Corp.	United States	23,742,449	23,090,689	5.720	1/15/24
Burlington Northern Santa Fe Corp.	United States	23,750,283	22,543,999	5.996	4/1/24
Burlington Northern Santa Fe Corp.	United States	1,286,999	1,423,546	8.251	1/15/21
Capital One Financial Corp.	United States	60,630,000	58,724,642	6.750	9/15/17
CIGNA Corp.	United States	5,500,000	4,184,956	6.150	11/15/36
CIGNA Corp.	United States	9,745,000	8,624,267	7.650	3/1/23
CIGNA Corp.	United States	12,970,000	12,013,631	7.875	5/15/27
CIGNA Corp.	United States	9,050,000	8,277,945	8.300	1/15/33
Citigroup, Inc.	United States	35,000,000	35,368,900	6.125	11/21/17
Comcast Corp.	United States	63,050,000	58,959,946	5.300	1/15/14
Comcast Corp.	United States	26,500,000	25,066,217	5.850	11/15/15
Comcast Corp.	United States	3,180,000	3,036,312	5.900	3/15/16

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Cox Communications, Inc.	United States	75,530,000	66,055,517	5.450	12/15/14
Cox Communications, Inc.	United States	4,815,000	4,294,210	5.500	10/1/15
Cox Communications, Inc.	United States	25,145,000	22,361,172	5.875	12/1/16
CSX Corp.	United States	5,351,000	6,065,492	9.750	6/15/20
Dept. of Veterans Affairs	United States	1,067,134	1,119,156	7.212	2/15/25
Dept. of Veterans Affairs	United States	472,204	503,488	8.793	6/15/25
Dillard’s, Inc.	United States	15,490,000	4,724,450	7.000	12/1/28
Dillard’s, Inc.	United States	10,831,000	3,899,160	7.130	8/1/18
Dillard’s, Inc.	United States	50,000	13,750	7.750	7/15/26
Dillard’s, Inc.	United States	550,000	151,250	7.750	5/15/27
Dillard’s, Inc.	United States	14,000,000	8,820,000	7.850	10/1/12
Dillard’s, Inc.	United States	8,860,000	2,790,900	7.875	1/1/23
Dow Chemical Co.	United States	33,950,000	33,525,897	4.027	9/30/09
Dow Chemical Co.	United States	20,170,000	18,995,642	7.375	11/1/29
Fannie Mae	United States	41,364,948	39,922,794	3.845	6/1/34
Fannie Mae	United States	25,758,576	26,334,042	4.423	7/1/33
Fannie Mae	United States	13,852,479	13,945,072	4.661	9/1/34
Fannie Mae	United States	16,535,171	16,644,518	4.741	3/1/35
Fannie Mae	United States	8,800,629	8,899,037	4.748	1/1/35
Fannie Mae	United States	14,041,680	14,084,186	4.759	12/1/34
Fannie Mae	United States	9,242,202	9,361,246	4.824	8/1/35
Fannie Mae	United States	40,665,264	41,211,658	5.061	7/1/35
Fannie Mae	United States	12,207,361	12,661,213	5.500	4/1/18
Fannie Mae	United States	14,006,471	14,527,211	5.500	6/1/18
Fannie Mae	United States	13,767,450	14,180,685	5.500	1/1/23
Fannie Mae	United States	44,491,224	45,302,919	5.551	5/1/36
Fannie Mae	United States	6,982,483	7,043,905	5.865	1/1/35
Fannie Mae	United States	2,932,242	3,037,475	6.000	1/1/12
Fannie Mae	United States	3,138,087	3,250,877	6.000	3/1/12
Fannie Mae	United States	3,069,115	3,179,588	6.000	3/1/12
Fannie Mae	United States	2,472,304	2,561,295	6.000	4/1/12
Fannie Mae	United States	2,577,747	2,687,278	6.000	3/1/14
Fannie Mae	United States	3,275,836	3,395,397	6.000	10/1/14
Fannie Mae	United States	4,836,586	5,042,098	6.000	11/1/14
Fannie Mae	United States	1,826,536	1,904,147	6.000	1/1/16
Fannie Mae	United States	2,191,321	2,284,432	6.000	3/1/16
Fannie Mae	United States	3,266,553	3,405,352	6.000	4/1/16
Fannie Mae	United States	2,171,976	2,262,908	6.000	7/1/16
Fannie Mae	United States	6,712,650	6,989,487	6.000	12/1/16
Fannie Mae	United States	2,459,684	2,564,198	6.000	3/1/17
Fannie Mae	United States	10,854,603	11,309,043	6.000	7/1/17
Fannie Mae	United States	4,491,519	4,676,754	6.000	8/1/17
Fannie Mae	United States	5,799,029	6,045,436	6.000	11/1/17
Fannie Mae	United States	19,953,884	20,801,746	6.000	11/1/17
Fannie Mae	United States	7,294,796	7,595,641	6.000	12/1/17
Fannie Mae	United States	4,768,368	4,965,020	6.000	3/1/18
Fannie Mae	United States	4,594,424	4,783,903	6.000	3/1/18
Fannie Mae	United States	4,229,287	4,406,351	6.000	3/1/18
Fannie Mae	United States	5,381,968	5,607,290	6.000	3/1/18
Fannie Mae	United States	12,126,246	12,626,345	6.000	5/1/18
Fannie Mae	United States	4,964,451	5,172,293	6.000	5/1/18
Fannie Mae	United States	6,582,684	6,858,275	6.000	5/1/18
Fannie Mae	United States	1,539,226	1,603,667	6.000	12/1/18
Fannie Mae	United States	7,898,312	8,205,535	6.000	3/1/22
Fannie Mae	United States	23,488,469	24,188,554	6.000	8/25/32
Fannie Mae	United States	204,687	204,439	6.150	4/25/23
Fannie Mae	United States	35	35	6.500	4/1/09
Fannie Mae	United States	1,048,191	1,089,494	6.500	1/1/13

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	678,968	705,517	6.500	1/1/13
Fannie Mae	United States	7,219,479	7,503,961	6.500	12/1/14
Fannie Mae	United States	8,759,470	9,104,635	6.500	12/1/14
Fannie Mae	United States	4,170,059	4,333,293	6.500	7/1/15
Fannie Mae	United States	949,088	986,981	6.500	8/1/15
Fannie Mae	United States	8,949,714	9,300,044	6.500	9/1/16
Fannie Mae	United States	5,670,333	5,895,247	6.500	9/1/16
Fannie Mae	United States	9,979,835	10,383,483	6.500	6/1/17
Fannie Mae	United States	12,201,203	12,694,698	6.500	4/1/18
Fannie Mae	United States	30,165,406	31,385,489	6.500	7/1/18
Fannie Mae	United States	7,114,721	7,398,781	6.500	10/1/18
Fannie Mae	United States	9,207,382	9,579,787	6.500	11/1/18
Fannie Mae	United States	6,491,787	6,709,529	6.500	1/1/22
Fannie Mae	United States	16,625,783	17,313,241	6.500	10/1/26
Fannie Mae	United States	103,150,601	107,953,551	6.500	12/1/32
Fannie Mae	United States	26,277,926	26,893,828	6.500	8/25/35
Fannie Mae	United States	39,152,624	40,095,713	6.500	8/1/37
Fannie Mae	United States	74,759,101	76,559,861	6.500	11/1/37
Fannie Mae	United States	57,160,082	58,536,926	6.500	11/1/37
Fannie Mae	United States	8,609,587	8,811,378	6.500	7/25/42
Fannie Mae	United States	8,225,903	8,418,702	6.500	1/25/44
Fannie Mae	United States	19,559	19,656	7.000	7/1/11
Fannie Mae	United States	7,835,015	8,122,811	7.000	11/1/18
Fannie Mae	United States	4,132,777	4,348,459	7.000	6/25/32
Fannie Mae	United States	23,186,414	24,303,780	7.000	8/1/37
Fannie Mae	United States	3,383,709	3,560,298	7.000	9/25/41
Fannie Mae	United States	4,006,649	4,215,748	7.000	6/25/42
Fannie Mae	United States	4,640,105	4,777,861	7.000	6/25/42
Fannie Mae	United States	3,461,727	3,564,499	7.000	7/25/42
Fannie Mae	United States	9,762	9,984	7.500	8/1/10
Fannie Mae	United States	1,729,704	1,807,616	7.500	9/1/15
Fannie Mae	United States	3,143,522	3,285,119	7.500	12/1/15
Fannie Mae	United States	1,286,177	1,344,112	7.500	1/1/16
Fannie Mae	United States	2,069,346	2,162,558	7.500	12/1/16
Fannie Mae	United States	27,967,964	29,309,043	7.500	8/1/17
Fannie Mae	United States	93	94	7.500	7/1/19
Fannie Mae	United States	1,311,157	1,360,736	7.500	6/19/30
Fannie Mae	United States	3,992,241	4,143,200	7.500	2/25/41
Fannie Mae	United States	3,526,219	3,712,449	7.500	7/25/41
Fannie Mae	United States	4,214,339	4,436,911	7.500	7/25/41
Fannie Mae	United States	4,268,386	4,493,812	7.500	12/25/41
Fannie Mae	United States	5,059,136	5,326,325	7.500	10/25/42
Fannie Mae	United States	17,567,221	18,363,245	7.500	3/25/44
Fannie Mae	United States	2,413,501	2,522,864	7.500	6/25/44
Fannie Mae Multifamily DUS	United States	327,950	324,832	4.021	8/1/13
Fannie Mae Multifamily DUS	United States	14,821,184	15,107,412	4.826	1/1/13
Fannie Mae Multifamily DUS	United States	16,115,000	16,365,219	4.890	4/1/12
Fannie Mae Multifamily DUS	United States	4,270,743	4,361,662	4.918	2/1/13
Fannie Mae Multifamily DUS	United States	12,125,203	12,392,142	4.921	4/1/15
Fannie Mae Multifamily DUS	United States	3,655,883	3,740,304	4.977	1/1/13
Fannie Mae Multifamily DUS	United States	3,253,437	3,349,506	5.097	10/1/13
Fannie Mae Multifamily DUS	United States	10,220,995	10,623,485	5.320	4/1/14
Fannie Mae Multifamily DUS	United States	20,898,883	21,683,030	5.355	11/1/15
Fannie Mae Multifamily DUS	United States	4,701,449	4,882,811	5.630	12/1/11
Fannie Mae Multifamily DUS	United States	5,509,397	5,759,310	5.896	1/1/12
Fannie Mae Multifamily DUS	United States	22,939,960	24,035,733	5.931	4/1/12
Fannie Mae Multifamily DUS	United States	854,316	891,248	5.942	11/1/11
Fannie Mae Multifamily DUS	United States	496,795	495,639	6.103	1/1/09

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
FedEx Corp.	United States	16,017,000	15,362,515	6.720	7/15/23
Ford Motor Credit Co.	United States	118,160,000	87,438,400	7.250	10/25/11
Ford Motor Credit Co.	United States	166,700,000	125,025,000	7.375	2/1/11
Freddie Mac	United States	64,314,325	65,439,826	5.538	7/25/33
Freddie Mac	United States	7,160,372	7,323,305	6.000	9/15/16
Freddie Mac	United States	4,787,596	5,013,072	6.500	12/15/13
Freddie Mac	United States	901,176	933,882	6.500	5/15/21
Freddie Mac	United States	412,418	422,084	6.500	9/25/43
Freddie Mac	United States	25,925,630	26,820,562	6.500	10/25/43
Freddie Mac	United States	10,337,309	10,995,259	7.000	8/25/23
Freddie Mac	United States	28	28	8.000	11/1/10
Freddie Mac	United States	3,726	3,794	8.750	5/1/10
Freddie Mac Gold	United States	15,373,380	15,311,046	3.796	5/1/34
Freddie Mac Gold	United States	24,592,098	24,721,837	4.800	10/1/35
Freddie Mac Gold	United States	75,383,048	76,841,400	4.840	5/1/35
Freddie Mac Gold	United States	44,745,302	45,424,803	5.389	11/1/35
Freddie Mac Gold	United States	2,083,771	2,152,044	6.000	10/1/13
Freddie Mac Gold	United States	7,441,169	7,678,833	6.000	4/1/14
Freddie Mac Gold	United States	6,855,422	7,080,100	6.000	10/1/14
Freddie Mac Gold	United States	1,658,149	1,711,112	6.000	9/1/15
Freddie Mac Gold	United States	2,081,255	2,147,248	6.000	5/1/16
Freddie Mac Gold	United States	17,914,449	18,575,648	6.000	10/1/16
Freddie Mac Gold	United States	13,001,840	13,482,274	6.000	5/1/17
Freddie Mac Gold	United States	9,932,236	10,299,245	6.000	2/1/18
Freddie Mac Gold	United States	5,825,770	6,040,709	6.000	10/1/18
Freddie Mac Gold	United States	28,717,585	29,535,392	6.297	11/1/36
Freddie Mac Gold	United States	2,048,510	2,128,252	6.500	7/1/14
Freddie Mac Gold	United States	8,210,556	8,413,383	6.500	11/1/14
Freddie Mac Gold	United States	3,378,912	3,510,538	6.500	5/1/16
Freddie Mac Gold	United States	6,124,982	6,363,667	6.500	3/1/17
Freddie Mac Gold	United States	3,750,455	3,896,607	6.500	8/1/17
Freddie Mac Gold	United States	1,875,448	1,948,533	6.500	8/1/17
Freddie Mac Gold	United States	4,636,181	4,816,783	6.500	11/1/17
Freddie Mac Gold	United States	6,527,192	6,781,551	6.500	12/1/17
Freddie Mac Gold	United States	6,509,662	6,763,338	6.500	3/1/18
Freddie Mac Gold	United States	3,393,865	3,526,121	6.500	9/1/18
Freddie Mac Gold	United States	43,475,812	45,269,338	6.500	10/1/26
Freddie Mac Gold	United States	43,760,384	45,715,927	6.500	12/1/32
Freddie Mac Gold	United States	4,768,792	4,981,897	6.500	4/1/33
Freddie Mac Gold	United States	29,532	29,851	7.000	8/1/09
Freddie Mac Gold	United States	209,153	215,979	7.000	4/1/15
Freddie Mac Gold	United States	342,698	360,676	7.470	3/17/23
Freddie Mac Gold	United States	1,194,586	1,255,215	7.750	7/25/21
Freddie Mac Gold	United States	11,886	12,694	8.500	1/1/23
General Electric Co.	United States	190,000,000	164,095,658	3.323	11/1/12
Ginnie Mae	United States	2,505,194	2,648,567	7.500	11/15/24
Ginnie Mae	United States	1,085,422	1,147,695	7.500	10/15/25
Ginnie Mae	United States	327,334	350,172	7.970	4/15/20
Ginnie Mae	United States	399,504	427,218	7.970	5/15/20
Ginnie Mae	United States	245,695	261,441	7.970	8/15/20
Ginnie Mae	United States	290,411	308,005	7.970	8/15/20
Ginnie Mae	United States	398,106	424,767	7.970	10/15/20
Ginnie Mae	United States	273,226	292,255	7.970	1/15/21
GMAC, LLC	United States	170,940,000	140,044,304	6.875	9/15/11
GMAC, LLC	United States	17,070,000	13,102,648	6.875	8/28/12
GMAC, LLC	United States	167,712,000	99,686,336	8.000	11/1/31
HCA, Inc.	United States	20,420,000	11,384,150	5.750	3/15/14
HCA, Inc.	United States	47,740,000	29,837,500	6.250	2/15/13

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
HCA, Inc.	United States	11,400,000	8,037,000	6.300	10/1/12
HCA, Inc.	United States	12,000,000	7,380,000	6.500	2/15/16
HCA, Inc.	United States	27,400,000	17,262,000	6.750	7/15/13
HCA, Inc.	United States	50,090,000	41,073,800	6.950	5/1/12
HCA, Inc.	United States	23,798,000	20,942,240	7.875	2/1/11
HCA, Inc.	United States	7,750,000	7,440,000	8.750	9/1/10
Health Net, Inc.	United States	18,675,000	7,422,530	6.375	6/1/17
Hewlett-Packard Co.	United States	63,200,000	67,181,726	6.125	3/1/14
HSBC Holdings PLC	United Kingdom	23,000,000	23,352,130	6.500	5/2/36
HSBC Holdings PLC	United Kingdom	45,000,000	45,701,325	6.500	9/15/37
JPMorgan Chase & Co.	United States	5,955,000	4,614,146	5.850	8/1/35
JPMorgan Chase & Co.	United States	28,187,000	27,759,741	8.750	9/1/30
Kaupthing Bank HF	Iceland	65,060,000	19,518	7.125	5/19/16
Lafarge SA	France	33,715,000	22,770,062	6.500	7/15/16
Liberty Media Corp.	United States	7,461,000	4,224,791	8.250	2/1/30
Liberty Media Corp.	United States	9,682,000	5,482,432	8.500	7/15/29
Liberty Mutual Group, Inc.	United States	15,131,000	14,477,573	4.875	2/1/10
Macy’s, Inc.	United States	12,895,000	7,078,169	6.650	7/15/24
Macy’s, Inc.	United States	8,380,000	4,580,189	6.700	7/15/34
Macy’s, Inc.	United States	8,080,000	4,346,395	6.900	4/1/29
Macy’s, Inc.	United States	55,984,000	30,669,435	6.900	1/15/32
Macy’s, Inc.	United States	11,675,000	7,466,980	7.450	10/15/16
Macy’s, Inc.	United States	5,900,000	4,208,405	7.625	8/15/13
Norfolk Southern Corp.	United States	10,000,000	10,719,160	7.700	5/15/17
Norfolk Southern Corp.	United States	7,389,000	8,694,193	9.750	6/15/20
SLM Corp.	United States	50,000,000	39,809,466	8.450	6/15/18
SLM Student Loan Trust	United States	9,357,257	9,217,188	3.535	4/25/17
SLM Student Loan Trust	United States	11,075,502	11,036,320	3.545	10/25/17
Small Business Administration - 504 Program	United States	35,820,651	35,610,330	4.570	6/1/25
Small Business Administration - 504 Program	United States	16,314,617	16,557,935	4.920	10/1/23
Small Business Administration - 504 Program	United States	30,183,287	31,156,677	5.360	11/1/25
Small Business Administration - 504 Program	United States	42,098,207	43,645,535	5.640	4/1/26
Small Business Administration - 504 Program	United States	11,117,489	11,501,597	5.710	6/1/27
Small Business Administration - 504 Program	United States	46,638,884	49,034,020	5.820	6/1/26
Small Business Administration - 504 Program	United States	2,290,057	2,358,690	6.000	9/1/18
Small Business Administration - 504 Program	United States	3,618,805	3,740,661	6.150	4/1/18
Small Business Administration - 504 Program	United States	8,295,204	8,683,114	6.340	5/1/21
Small Business Administration - 504 Program	United States	7,819,129	8,242,325	6.625	7/1/21
Small Business Administration - 504 Program	United States	1,432,159	1,498,344	6.700	12/1/16
Small Business Administration - 504 Program	United States	3,008,278	3,142,705	6.800	6/1/19
Small Business Administration - 504 Program	United States	2,966,711	3,105,632	6.900	9/1/17
Small Business Administration - 504 Program	United States	2,091,807	2,203,823	7.200	6/1/17
Small Business Administration - 504 Program	United States	3,553,771	3,764,856	7.210	9/1/20
Small Business Administration - 504 Program	United States	5,322,009	5,655,450	7.390	7/1/20
Small Business Administration - 504 Program	United States	8,233,564	8,738,454	7.470	4/1/20
Small Business Administration - 504 Program	United States	3,565,697	3,846,919	8.030	5/1/20
Sprint Nextel Corp.	United States	39,585,000	27,459,427	6.000	12/1/16
Sprint Nextel Corp.	United States	10,085,000	5,959,919	6.875	11/15/28
Time Warner Cable, Inc.	United States	8,000,000	8,698,680	8.750	2/14/19
Time Warner, Inc.	United States	90,055,000	88,798,325	7.625	4/15/31
Time Warner, Inc.	United States	55,490,000	55,558,419	7.700	5/1/32
Travelers Cos., Inc.	United States	9,750,000	9,234,554	5.000	3/15/13
Travelers Cos., Inc.	United States	9,160,000	8,738,486	5.500	12/1/15
Travelers Cos., Inc.	United States	22,000,000	21,893,188	6.250	6/20/16
Union Pacific Corp.	United States	8,320,000	7,604,813	4.875	1/15/15
Union Pacific Corp.	United States	2,935,000	2,768,462	5.375	5/1/14
Union Pacific Corp.	United States	36,638,899	34,374,080	5.866	7/2/30
Union Pacific Corp.	United States	15,720,000	15,307,303	6.125	1/15/12

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date

Union Pacific Corp.	United States	12,073,484	11,872,807	6.176	1/2/31
Union Pacific Corp.	United States	29,968,939	30,558,173	6.330	1/2/20
Union Pacific Corp.	United States	3,550,000	3,644,661	6.500	4/15/12
Union Planters Mortgage Finance Corp.	United States	2,972,083	3,248,917	7.700	12/25/24
Unum Group	United States	11,633,000	8,804,517	6.750	12/15/28
Unum Group	United States	10,200,000	8,340,826	6.850	11/15/15
Unum Group	United States	8,500,000	6,792,546	7.190	2/1/28
Unum Group	United States	12,130,000	9,751,295	7.250	3/15/28
Unum Group	United States	8,426,000	8,306,957	7.625	3/1/11
Wachovia Corp.	United States	186,000,000	163,082,269	3.964	4/23/12
Wachovia Corp.	United States	46,000,000	44,790,118	6.000	11/15/17
WellPoint, Inc.	United States	13,070,000	11,651,334	5.000	12/15/14
WellPoint, Inc.	United States	50,000,000	44,262,850	5.250	1/15/16
WellPoint, Inc.	United States	1,275,000	1,160,422	5.875	6/15/17
Xerox Corp.	United States	126,380,000	109,243,757	6.875	8/15/11
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	176,925,000	176,925,000	0.010	1/2/09
SSgA Prime Money Market Fund	United States	43,948,888	43,948,888

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2009. Dodge & Cox®. All rights reserved.

Objective

•   The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy

•   The Fund invests in a diversified portfolio consisting primarily of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others rated A or better by either S&P or Moody’s. To a lesser extent, the Fund may also invest in fixed income securities rated Baa/BBB, or lower, by Moody’s/S&P.

The proportions held in the various fixed income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox will consider many factors, including yield to maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

GENERAL INFORMATION
Net Asset Value Per Share		$11.79
Total Net Assets (billions)		$13.8
30-Day SEC Yield(a)		7.45%
2008 Expense Ratio		0.43%
2008 Portfolio Turnover Rate		24%
Fund Inception		1989
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 15 years.

PORTFOLIO CHARACTERISTICS	Fund	BCAG
Number of Fixed Income Securities	474 (e)	9,168
Effective Maturity (years)	5.7	5.5
Effective Duration (years)	3.5	3.7

FIVE LARGEST CORPORATE ISSUERS( c )		Fund
Wachovia Corp.		3.2%
Ford Motor Credit Co.		3.1
GMAC, LLC and subsidiaries(e)		3.0
Time Warner, Inc.		2.6
HCA, Inc.		2.3

CREDIT QUALITY( d )	Fund	BCAG
U.S. Government & Government Related	51.3%	74.1%
Aaa	2.4	6.8
Aa	6.0	3.1
A	11.0	9.3
Baa	15.5	6.7
Ba	2.2	0.0
B	0.2	0.0
Caa	5.4	0.0
Ca	2.9	0.0
C	0.0 (f)	0.0
Preferred Stock (no rating)	0.1	0.0
Cash Equivalents	3.0	0.0
Average Quality	Aa3	A1

ASSET ALLOCATION

SECTOR DIVERSIFICATION	Fund	BCAG
U.S. Treasury & Government Related	4.8%	34.7%
Mortgage-Related Securities	46.6	39.6
Asset-Backed Securities/CMBS(b)	2.1	4.1
Corporate(e)	43.5	17.7
Non-Corporate Yankee	0.0	3.9
Cash Equivalents	3.0	0.0

MATURITY DIVERSIFICATION	Fund	BCAG
0-1 Years to Maturity	5.6%	0.0%
1-5	59.9	70.6
5-10	23.4	18.1
10-15	2.0	2.9
15-20	1.0	2.1
20-25	5.5	2.2
25 and Over	2.5	4.1
Preferred Stock (no maturity)	0.1	0.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the BCAG but not currently held by the Fund.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The BCAG’s credit quality ratings are from Barclays Capital and reference Moody’s, Standard & Poor’s and Fitch ratings. The BCAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the BCAG methodology, the Fund’s average credit quality would be A1. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.
(e)	Includes cumulative preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, LLC) representing 0.1% of the Fund’s net assets.
(f)	Rounds to 0.0%.

Average Annual Total Return*
For periods ended December 31, 2008	1 Year	3 Years	5 Years	10 Years
Dodge & Cox Income Fund	-0.29%	3.20%	3.04%	5.15%
BCAG Index	5.24%	5.51%	4.65%	5.63%

The Dodge & Cox Income Fund had a total return of 3.4% for the fourth quarter of 2008, compared to 4.6% for the Barclays Capital1 Aggregate Bond Index (BCAG). The Fund had a total return of negative 0.3% for 2008, compared to a total return of 5.2% for the BCAG. At year end, the Fund had net assets of $13.8 billion with a cash position of 3.0%.

MARKET COMMENTARY

An extraordinary third quarter in the financial markets gave way to an equally volatile fourth quarter that featured more government efforts to unfreeze debt markets and restore investor confidence. The U.S. economy deteriorated significantly during the period and was officially declared to be in a recession. The net result was another substantial rally among U.S. Treasury securities, a further widening of corporate bond risk premiums to new highs (triple the level from the beginning of 2008), a 22% drop in the broad U.S. equity market, and a clear macroeconomic illustration of what happens to a major developed economy when the flow of credit stops abruptly.

As we reflect on the past year, we clearly underestimated the worsening of the credit crisis, the impact government interventions would have on the capital markets, and the depth and breadth of the current recession. While the outcomes of a number of our investment decisions were disappointing during 2008, we remain confident in the Fund’s holdings. Our firm has experienced periods of underperformance in the past; maintaining our investment approach through those challenging periods was crucial to the Fund’s long-term success, so we have persisted with our long-term, fundamental research-driven, price-disciplined approach during this period as well.

FOURTH QUARTER PERFORMANCE REVIEW

The Fund underperformed the BCAG by 1.2 percentage points for the quarter.

KEY DETRACTORS FROM RELATIVE RESULTS:

•

The Fund’s Corporate sector overweight (19 percentage points greater than the BCAG at the beginning of the quarter) hampered relative returns given that the sector as a whole underperformed U.S. Treasuries by 5.6%.

•

The Fund had fewer and shorter-maturity Treasuries than the BCAG (5% versus 23% for the BCAG at the beginning of the quarter) which hurt relative performance as Treasuries, led by longer-maturity issues, continued to outpace the rest of the bond market during the quarter.

KEY CONTRIBUTORS TO RELATIVE RESULTS:

•

Many of the Fund’s corporate bond holdings, particularly within the Financials sector, performed well after very weak third quarter performance. Notably strong performance from GMAC (a partial recovery from very distressed levels led the 2011 maturity to a 65% return for the quarter), Wells Fargo/Wachovia (up 37%), American International Group (AIG, up 31%), Ford Motor Credit (up 16%), and Bank of America (up 16%) was offset somewhat by poor performance from retailers Dillard’s (down 43%) and Macy’s (down 29%), as well as Kaupthing Bank (down 99%) which is in receivership in Iceland.

•	The Fund’s sizable nominal yield advantage (2.0 percentage points greater than the BCAG at the beginning of the quarter) benefited relative returns.

2008 PERFORMANCE REVIEW

The Fund underperformed the BCAG by 5.5 percentage points for 2008—the primary sources of the underperformance echoed those of the fourth quarter. Specifically, the Fund’s overweighting of the Corporate and GSE-guaranteed MBS sectors, at the expense of the U.S. Treasury sector, detracted from relative performance. For example, U.S. Treasuries returned 13.7% for the year, compared to 8.3% for GSE-guaranteed MBS and negative 4.9% for corporate bonds. In addition, several of the Fund’s corporate holdings performed very poorly during 2008, including Kaupthing Bank, Dillard’s, Macy’s, and GMAC (despite its recent recovery).

INVESTMENT STRATEGY

While there were some encouraging signs of moderation of financial market stress toward year end, the direction of the broad economy has been sharply downward. However, market pricing (e.g., U.S. Treasury yields at all-time lows, corporate yield premiums near all-time highs) appears too pessimistic, incorporating expectations for a severe and multi-year economic downturn. We find the resultant valuations of corporate and mortgage securities very favorable for a long-term investor and have maintained the Fund’s emphasis on these sectors, as always with a strong focus on individual security selection.

Within the investment-grade sector of the corporate bond market, elevated yield levels relative to U.S. Treasuries imply a default rate among corporates that is a multiple of all-time highs. While we expect defaults to rise over the near term in line with the deterioration of the economy, we do not expect the level implied by current valuations and see opportunities to take advantage of this dislocation. For example, in the most recent quarter, we established new positions in two investment-grade corporate issuers and added to several existing holdings at what we believe to be very attractive levels. At year end, 43.5% of the Fund was held in 42 corporate issuers.

We slightly reduced the Fund’s holdings of Government Sponsored Enterprise (GSE)-guaranteed2 Mortgage-Backed Securities (MBS) in the fourth quarter from 50% to just over 46%. Despite lagging the spectacular returns of U.S. Treasuries, the Fund’s GSE-guaranteed MBS have fulfilled a critically important role throughout the current crisis, delivering solid returns (the BCAG sector returned 8.3% in 2008) while retaining their liquidity. Recently, U.S. Government efforts to reduce mortgage rates have begun to bear fruit: MBS rates and yield premiums have come down significantly and dollar prices have risen in the last two months. These new lower rates create greater prepayment risk for existing mortgages, leading us to favor—on the margin—opportunities among corporate securities. However, the Fund has retained a significant weighting in GSE-guaranteed MBS due to their creditworthiness and attractive total return potential relative to alternative short-term investments.

CLOSING

While we are disappointed by the Fund’s recent results, we are optimistic about the potential for long-term investment returns. Our experienced investment team is working hard to take advantage of the attractive opportunities being created during this period of economic stress and volatility. Although it is impossible to predict the short-term direction of the markets, our experience has taught us that persistence in the face of significant market dislocations can be rewarding for patient investors with long-term investment horizons. We appreciate your patience and confidence in our firm.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Annual Report, which will be available in February.

January 2009

[1]	Formerly the Lehman Brothers Aggregate Bond Index (LBAG), renamed 11/3/08.
[2]	The U.S. Government does not guarantee the Fund’s shares, yield or net asset value. The guarantee does not eliminate market risk.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

*	The Barclays Capital Aggregate Bond Index (BCAG) is a widely-recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest income and, unlike Fund returns, do not reflect fees or expenses.

Barclays Capital® is a trademark of Barclays PLC.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

12/08 IF FS

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2008

The following portfolio data for the Dodge & Cox Income Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
FIXED-INCOME SECURITIES
American International Group, Inc.	United States	78,800,000	57,675,217	8.250	8/15/18
AT&T, Inc.	United States	160,005,000	200,987,881	8.000	11/15/31
Bank of America Corp.	United States	105,000,000	99,700,230	5.300	3/15/17
Bank of America Corp.	United States	21,450,000	17,850,448	5.625	3/8/35
Bank of America Corp.	United States	64,470,000	61,265,374	6.625	5/23/36
Bank of America Corp.	United States	14,615,000	11,364,448	8.000	12/15/26
Boston Properties, Inc.	United States	26,675,000	21,048,095	2.875	2/15/37
Boston Properties, Inc.	United States	17,444,000	10,984,574	5.000	6/1/15
Boston Properties, Inc.	United States	35,160,000	23,415,540	5.625	4/15/15
Boston Properties, Inc.	United States	74,643,000	56,425,309	6.250	1/15/13
Boston Scientific Corp.	United States	51,258,000	43,825,590	5.450	6/15/14
Boston Scientific Corp.	United States	15,000,000	12,600,000	6.250	11/15/15
Boston Scientific Corp.	United States	60,317,000	51,571,035	6.400	6/15/16
Burlington Northern Santa Fe Corp.	United States	7,883,000	7,315,763	4.300	7/1/13
Burlington Northern Santa Fe Corp.	United States	7,835,000	7,373,229	4.875	1/15/15
Burlington Northern Santa Fe Corp.	United States	9,499,294	9,230,292	5.342	4/1/24
Burlington Northern Santa Fe Corp.	United States	40,719,225	39,267,023	5.629	4/1/24
Burlington Northern Santa Fe Corp.	United States	28,783,948	27,993,793	5.720	1/15/24
Burlington Northern Santa Fe Corp.	United States	51,723,386	49,096,339	5.996	4/1/24
Burlington Northern Santa Fe Corp.	United States	21,020,069	22,582,665	7.570	1/2/21
Burlington Northern Santa Fe Corp.	United States	6,817,071	7,540,347	8.251	1/15/21
Capital One Financial Corp.	United States	130,225,000	126,132,549	6.750	9/15/17
CIGNA Corp.	United States	38,000,000	28,914,238	6.150	11/15/36
CIGNA Corp.	United States	28,755,000	27,884,529	6.375	10/15/11
CIGNA Corp.	United States	13,665,000	13,477,038	7.000	1/15/11
CIGNA Corp.	United States	3,597,000	3,183,323	7.650	3/1/23
CIGNA Corp.	United States	27,840,000	25,787,162	7.875	5/15/27
CIGNA Corp.	United States	7,445,000	6,809,867	8.300	1/15/33
Citigroup, Inc.	United States	161,000,000	120,811,368	3.849	5/15/18
Citigroup, Inc.	United States	77,115,000	77,927,792	6.125	11/21/17
Comcast Corp.	United States	75,090,000	70,218,912	5.300	1/15/14
Comcast Corp.	United States	24,985,000	23,633,187	5.850	11/15/15
Comcast Corp.	United States	58,260,000	55,207,293	5.875	2/15/18
Comcast Corp.	United States	41,765,000	39,877,848	5.900	3/15/16
Comcast Corp.	United States	31,370,000	30,538,507	6.300	11/15/17
Comcast Corp.	United States	12,600,000	12,570,554	6.400	5/15/38
Comcast Corp.	United States	3,120,000	3,104,765	6.450	3/15/37
Comcast Corp.	United States	42,020,000	41,503,742	6.500	1/15/17
Comcast Corp.	United States	16,599,000	17,479,610	6.950	8/15/37
Covidien, Ltd.	United States	32,700,000	32,258,746	6.000	10/15/17
Cox Communications, Inc.	United States	114,974,000	100,551,661	5.450	12/15/14
Cox Communications, Inc.	United States	78,390,000	69,711,365	5.875	12/1/16
Cox Communications, Inc.	United States	88,095,000	92,173,887	9.375	1/15/19
CSX Corp.	United States	22,073,281	20,662,322	6.251	1/15/23
CSX Corp.	United States	10,272,000	11,643,569	9.750	6/15/20
Dept. of Veterans Affairs	United States	25,795,672	27,053,211	7.500	6/15/27
Dept. of Veterans Affairs	United States	959,095	1,016,941	8.189	3/15/28
Dept. of Veterans Affairs	United States	334,055	362,032	9.293	5/15/25
Dillard’s, Inc.	United States	28,825,000	8,791,625	7.000	12/1/28
Dillard’s, Inc.	United States	24,015,000	8,645,400	7.130	8/1/18
Dillard’s, Inc.	United States	21,666,000	5,958,150	7.750	7/15/26
Dillard’s, Inc.	United States	12,903,000	3,548,325	7.750	5/15/27
Dillard’s, Inc.	United States	1,900,000	1,197,000	7.850	10/1/12

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Dillard’s, Inc.	United States	550,000	530,062	9.500	9/1/09
Dow Chemical Co.	United States	54,087,000	53,411,345	4.027	9/30/09
Dow Chemical Co.	United States	9,875,000	9,539,655	6.000	10/1/12
Dow Chemical Co.	United States	48,884,000	46,037,827	7.375	11/1/29
Fannie Mae	United States	18,550,985	18,488,320	3.931	10/1/33
Fannie Mae	United States	27,097,008	27,078,392	4.132	12/1/36
Fannie Mae	United States	13,888,858	13,623,547	4.205	9/1/34
Fannie Mae	United States	14,465,538	14,815,774	4.232	1/1/35
Fannie Mae	United States	11,157,783	11,135,438	4.482	1/1/35
Fannie Mae	United States	17,220,154	17,251,619	4.486	7/1/34
Fannie Mae	United States	42,762,426	42,874,129	4.493	1/1/35
Fannie Mae	United States	8,719,619	8,743,392	4.500	6/1/35
Fannie Mae	United States	11,949,099	11,974,249	4.500	7/1/35
Fannie Mae	United States	20,058,304	20,436,870	4.516	8/1/34
Fannie Mae	United States	17,092,917	17,261,159	4.606	10/1/34
Fannie Mae	United States	17,400,410	17,451,114	4.643	8/1/35
Fannie Mae	United States	29,638,463	29,776,152	4.654	1/1/36
Fannie Mae	United States	3,887,829	3,855,463	4.686	8/1/34
Fannie Mae	United States	14,470,513	14,492,561	4.729	7/1/35
Fannie Mae	United States	13,739,697	13,756,387	4.735	7/1/35
Fannie Mae	United States	24,496,878	24,525,438	4.761	10/1/35
Fannie Mae	United States	43,658,201	43,732,456	4.774	8/1/35
Fannie Mae	United States	18,862,959	18,994,218	4.824	11/1/36
Fannie Mae	United States	23,120,468	23,355,066	4.830	1/1/36
Fannie Mae	United States	16,378,277	16,543,386	4.864	12/1/35
Fannie Mae	United States	12,800,661	12,906,871	4.902	10/1/35
Fannie Mae	United States	22,556,254	22,820,928	4.989	4/1/35
Fannie Mae	United States	18,146,595	18,294,829	4.997	9/1/35
Fannie Mae	United States	107,896,545	109,299,150	5.030	7/1/35
Fannie Mae	United States	15,395,743	15,510,931	5.076	7/1/35
Fannie Mae	United States	27,206,400	27,621,841	5.222	1/1/37
Fannie Mae	United States	15,045,558	15,532,279	5.279	11/1/35
Fannie Mae	United States	13,733,244	14,286,743	5.500	9/1/14
Fannie Mae	United States	6,105,781	6,351,866	5.500	9/1/14
Fannie Mae	United States	4,711,014	4,900,885	5.500	8/1/15
Fannie Mae	United States	2,742,775	2,853,318	5.500	8/1/15
Fannie Mae	United States	7,411,246	7,686,786	5.500	4/1/16
Fannie Mae	United States	6,184,592	6,414,526	5.500	1/1/17
Fannie Mae	United States	6,818,550	7,072,054	5.500	7/1/17
Fannie Mae	United States	410,039	424,515	5.500	9/1/17
Fannie Mae	United States	5,509,209	5,703,704	5.500	10/1/17
Fannie Mae	United States	2,190,993	2,268,343	5.500	11/1/17
Fannie Mae	United States	27,330,619	28,295,487	5.500	12/1/17
Fannie Mae	United States	8,289,024	8,581,656	5.500	1/1/18
Fannie Mae	United States	2,323,433	2,409,815	5.500	1/1/18
Fannie Mae	United States	13,117,936	13,605,642	5.500	2/1/18
Fannie Mae	United States	8,184,700	8,473,650	5.500	3/1/18
Fannie Mae	United States	14,549,569	15,090,501	5.500	4/1/18
Fannie Mae	United States	4,564,263	4,725,398	5.500	12/1/18
Fannie Mae	United States	70,411,427	73,029,223	5.500	12/1/18
Fannie Mae	United States	10,652,455	11,008,551	5.500	12/1/19
Fannie Mae	United States	100,650,905	104,330,954	5.500	1/1/21
Fannie Mae	United States	29,818,239	30,824,604	5.500	1/1/22
Fannie Mae	United States	1,299,116	1,354,317	6.000	4/1/13
Fannie Mae	United States	1,810,279	1,887,199	6.000	3/1/14
Fannie Mae	United States	1,582,318	1,649,553	6.000	6/1/14
Fannie Mae	United States	7,344,115	7,646,994	6.000	12/1/15
Fannie Mae	United States	13,769,580	14,337,453	6.000	3/1/16

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	3,225,594	3,360,636	6.000	7/1/16
Fannie Mae	United States	14,614,905	15,133,609	6.000	11/1/16
Fannie Mae	United States	9,777,822	10,187,181	6.000	1/1/17
Fannie Mae	United States	7,797,881	8,124,348	6.000	1/1/17
Fannie Mae	United States	1,970,898	2,052,180	6.000	4/1/17
Fannie Mae	United States	2,773,477	2,887,859	6.000	5/1/17
Fannie Mae	United States	18,031,362	18,786,265	6.000	7/1/17
Fannie Mae	United States	10,348,728	10,781,989	6.000	11/1/17
Fannie Mae	United States	32,514,848	33,896,439	6.000	11/1/17
Fannie Mae	United States	2,937,838	3,060,834	6.000	1/1/18
Fannie Mae	United States	12,233,481	12,738,002	6.000	2/1/18
Fannie Mae	United States	7,486,588	7,795,343	6.000	3/1/18
Fannie Mae	United States	11,898,416	12,396,556	6.000	3/1/18
Fannie Mae	United States	9,322,829	9,718,966	6.000	4/1/18
Fannie Mae	United States	4,400,778	4,582,271	6.000	8/1/18
Fannie Mae	United States	6,450,952	6,725,059	6.000	12/1/18
Fannie Mae	United States	18,093,080	18,850,566	6.000	1/1/19
Fannie Mae	United States	18,825,206	19,613,343	6.000	1/1/19
Fannie Mae	United States	42,137,014	43,901,125	6.000	2/1/19
Fannie Mae	United States	19,207,875	20,012,034	6.000	2/1/19
Fannie Mae	United States	5,700,735	5,939,402	6.000	2/1/19
Fannie Mae	United States	15,668,768	16,324,758	6.000	7/1/19
Fannie Mae	United States	12,036,329	12,540,243	6.000	8/1/19
Fannie Mae	United States	17,555,348	18,301,294	6.000	8/1/19
Fannie Mae	United States	11,289,983	11,762,650	6.000	8/1/19
Fannie Mae	United States	9,106,341	9,493,279	6.000	10/1/19
Fannie Mae	United States	39,683,397	41,344,785	6.000	12/1/19
Fannie Mae	United States	14,315,452	14,878,996	6.000	1/1/20
Fannie Mae	United States	47,585,832	49,578,064	6.000	12/1/20
Fannie Mae	United States	27,939,078	29,025,833	6.000	9/1/21
Fannie Mae	United States	15,624,493	16,232,244	6.000	9/1/21
Fannie Mae	United States	75,224,887	78,163,360	6.000	12/1/21
Fannie Mae	United States	124,585,587	129,431,633	6.000	3/1/22
Fannie Mae	United States	24,213,349	25,155,184	6.000	3/1/22
Fannie Mae	United States	61,264,570	63,647,598	6.000	4/1/22
Fannie Mae	United States	95,237,584	98,942,070	6.000	8/1/22
Fannie Mae	United States	159,959	166,181	6.000	10/1/22
Fannie Mae	United States	223,765,573	232,469,455	6.000	3/1/23
Fannie Mae	United States	2,333,109	2,342,942	6.000	6/25/23
Fannie Mae	United States	59,134,698	60,976,514	6.000	2/1/28
Fannie Mae	United States	20,366,336	21,108,666	6.000	11/1/28
Fannie Mae	United States	12,360,772	12,811,308	6.000	12/1/28
Fannie Mae	United States	20,912,307	21,604,408	6.000	12/25/31
Fannie Mae	United States	78,216,450	80,822,924	6.000	3/1/33
Fannie Mae	United States	33,315,591	34,404,973	6.000	4/1/34
Fannie Mae	United States	40,105,468	41,479,536	6.000	6/1/35
Fannie Mae	United States	129,976,994	134,592,654	6.000	3/1/36
Fannie Mae	United States	25,385,410	26,762,564	6.133	8/25/47
Fannie Mae	United States	92,603,542	96,428,420	6.155	8/25/47
Fannie Mae	United States	809,353	844,330	6.500	11/1/12
Fannie Mae	United States	10,709,460	11,142,620	6.500	3/1/17
Fannie Mae	United States	5,853,630	6,084,291	6.500	6/1/17
Fannie Mae	United States	10,818,563	11,240,921	6.500	7/1/17
Fannie Mae	United States	17,127,308	17,820,046	6.500	7/1/17
Fannie Mae	United States	14,631,746	15,223,548	6.500	1/1/18
Fannie Mae	United States	35,984,114	37,439,543	6.500	4/1/18
Fannie Mae	United States	25,423,511	26,451,802	6.500	6/1/18
Fannie Mae	United States	9,208,867	9,581,333	6.500	11/1/18

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	23,546,373	24,667,612	6.500	4/1/19
Fannie Mae	United States	4,815,975	4,997,762	6.500	5/1/22
Fannie Mae	United States	19,057,892	19,912,941	6.500	10/1/24
Fannie Mae	United States	2,339,975	2,422,601	6.500	9/25/28
Fannie Mae	United States	13,632,559	14,200,696	6.500	10/25/28
Fannie Mae	United States	139,077,278	145,553,064	6.500	12/1/32
Fannie Mae	United States	6,259,159	6,550,601	6.500	1/1/34
Fannie Mae	United States	7,964,582	8,281,920	6.500	4/1/36
Fannie Mae	United States	47,375,604	49,045,163	6.500	3/25/37
Fannie Mae	United States	68,564,162	70,215,701	6.500	9/1/37
Fannie Mae	United States	97,919,628	100,278,267	6.500	10/1/37
Fannie Mae	United States	113,050,471	117,548,467	6.500	11/1/37
Fannie Mae	United States	95,766,208	98,072,976	6.500	11/1/37
Fannie Mae	United States	48,581,851	49,752,066	6.500	1/1/38
Fannie Mae	United States	162,428,674	166,341,175	6.500	5/1/38
Fannie Mae	United States	8,687,356	9,042,999	6.500	6/25/42
Fannie Mae	United States	14,086,845	14,417,012	6.500	12/25/42
Fannie Mae	United States	8,921,513	9,286,742	6.500	12/25/42
Fannie Mae	United States	2,098,352	2,147,533	6.500	12/25/45
Fannie Mae	United States	252,761	259,496	7.000	12/1/10
Fannie Mae	United States	213,682	219,080	7.000	12/1/11
Fannie Mae	United States	2,913,807	3,083,090	7.000	4/1/32
Fannie Mae	United States	4,739,372	4,986,711	7.000	6/25/32
Fannie Mae	United States	107,554,234	112,737,334	7.000	11/1/37
Fannie Mae	United States	196,337,458	205,799,072	7.000	12/1/37
Fannie Mae	United States	6,567,126	6,909,852	7.000	12/25/41
Fannie Mae	United States	7,152,190	7,525,448	7.000	6/25/42
Fannie Mae	United States	3,731,392	3,842,169	7.000	6/25/42
Fannie Mae	United States	22,377,701	23,042,050	7.000	7/25/42
Fannie Mae	United States	6,837,237	7,040,221	7.000	10/25/42
Fannie Mae	United States	15,883,738	16,355,294	7.000	10/25/44
Fannie Mae	United States	2,017,818	2,123,124	7.000	3/25/45
Fannie Mae	United States	13,936,871	14,350,629	7.000	12/25/45
Fannie Mae	United States	142,729	143,520	7.500	11/1/14
Fannie Mae	United States	12,208,908	12,794,332	7.500	8/1/17
Fannie Mae	United States	4,071,810	4,286,855	7.500	7/25/41
Fannie Mae	United States	6,316,283	6,649,865	7.500	12/25/42
Fannie Mae	United States	27,817,554	29,078,051	7.500	3/25/44
Fannie Mae	United States	17,520,408	18,314,310	7.500	6/25/44
Fannie Mae	United States	223,192	231,632	7.500	12/25/45
Fannie Mae	United States	56,177	58,650	8.000	1/1/12
Fannie Mae	United States	16,352,575	17,349,068	8.000	12/25/45
Fannie Mae Multifamily DUS	United States	13,590,000	13,747,202	4.750	3/1/15
Fannie Mae Multifamily DUS	United States	14,503,587	14,783,682	4.826	1/1/13
Fannie Mae Multifamily DUS	United States	14,651,753	14,954,324	4.858	2/1/13
Fannie Mae Multifamily DUS	United States	43,096,238	44,445,540	5.235	10/1/12
Fannie Mae Multifamily DUS	United States	36,465,690	37,116,947	5.425	6/1/17
Fannie Mae Multifamily DUS	United States	47,737,277	49,173,659	5.549	11/1/16
Fannie Mae Multifamily DUS	United States	2,516,672	2,626,187	5.678	12/1/12
Fannie Mae Multifamily DUS	United States	18,857,275	19,862,874	5.835	9/1/12
Fannie Mae Multifamily DUS	United States	21,852,325	22,896,145	5.931	4/1/12
Fannie Mae Multifamily DUS	United States	1,863,489	1,961,286	6.046	5/1/12
Fannie Mae Multifamily DUS	United States	12,431,413	13,141,674	6.095	3/1/12
Fannie Mae Multifamily DUS	United States	8,767,153	9,218,830	6.114	2/1/12
Fannie Mae Multifamily DUS	United States	23,680,702	24,779,308	6.130	10/1/11
Fannie Mae Multifamily DUS	United States	22,070,561	23,040,973	6.224	5/1/11
Fannie Mae Multifamily DUS	United States	16,602,773	17,428,334	6.253	9/1/11
Fannie Mae Multifamily DUS	United States	1,165,306	1,162,621	6.380	7/1/09

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
FedEx Corp.	United States	23,282,894	22,331,510	6.720	7/15/23
FedEx Corp.	United States	2,782,404	2,776,412	7.650	7/15/24
Ford Motor Credit Co.	United States	2,070,000	1,430,219	7.000	10/1/13
Ford Motor Credit Co.	United States	235,750,000	174,455,000	7.250	10/25/11
Ford Motor Credit Co.	United States	305,048,000	228,786,000	7.375	2/1/11
Ford Motor Credit Co.	United States	38,625,000	27,423,750	7.800	6/1/12
Freddie Mac	United States	4,233,986	4,268,003	6.000	9/15/30
Freddie Mac	United States	29,671,909	30,750,130	6.500	6/15/32
Freddie Mac	United States	6,315,924	6,616,818	7.087	7/25/33
Freddie Mac Gold	United States	13,492,935	13,481,967	4.147	1/1/35
Freddie Mac Gold	United States	8,761,260	8,799,741	4.327	8/1/34
Freddie Mac Gold	United States	7,949,012	8,030,030	4.357	3/1/35
Freddie Mac Gold	United States	27,684,027	27,754,345	4.397	9/1/35
Freddie Mac Gold	United States	101,182,549	99,944,697	4.407	1/1/35
Freddie Mac Gold	United States	6,405,186	6,342,778	4.478	4/1/35
Freddie Mac Gold	United States	28,316,474	28,544,166	4.615	4/1/36
Freddie Mac Gold	United States	13,173,685	13,245,570	4.649	8/1/35
Freddie Mac Gold	United States	50,433,906	50,972,641	4.720	2/1/34
Freddie Mac Gold	United States	15,635,749	15,645,108	4.735	8/1/35
Freddie Mac Gold	United States	9,603,481	9,677,189	4.830	2/1/35
Freddie Mac Gold	United States	19,410,229	19,585,891	4.853	1/1/36
Freddie Mac Gold	United States	18,807,679	19,004,653	4.854	10/1/35
Freddie Mac Gold	United States	58,781,365	58,965,588	5.135	1/1/36
Freddie Mac Gold	United States	52,882,566	53,126,268	5.155	9/1/33
Freddie Mac Gold	United States	24,320,860	24,551,686	5.158	5/1/37
Freddie Mac Gold	United States	25,959,638	26,372,137	5.286	1/1/37
Freddie Mac Gold	United States	63,919,421	65,048,238	5.339	7/1/37
Freddie Mac Gold	United States	41,436,885	42,110,580	5.444	3/1/37
Freddie Mac Gold	United States	10,280,236	10,569,071	5.500	11/1/13
Freddie Mac Gold	United States	6,151,998	6,393,217	5.500	7/1/14
Freddie Mac Gold	United States	4,829,215	5,007,250	5.500	10/1/16
Freddie Mac Gold	United States	3,736,380	3,874,126	5.500	10/1/16
Freddie Mac Gold	United States	20,326,930	21,038,191	5.500	11/1/18
Freddie Mac Gold	United States	73,581,491	76,018,221	5.500	10/1/20
Freddie Mac Gold	United States	60,020,965	61,761,273	5.500	11/1/23
Freddie Mac Gold	United States	56,936,477	58,056,824	5.529	4/1/37
Freddie Mac Gold	United States	23,037,878	23,241,026	5.851	8/1/36
Freddie Mac Gold	United States	17,584,024	17,835,451	5.932	1/1/36
Freddie Mac Gold	United States	631,386	653,141	6.000	4/1/13
Freddie Mac Gold	United States	406,723	420,615	6.000	5/1/13
Freddie Mac Gold	United States	648,892	672,833	6.000	12/1/13
Freddie Mac Gold	United States	4,311,291	4,449,209	6.000	12/1/13
Freddie Mac Gold	United States	2,509,473	2,589,623	6.000	4/1/14
Freddie Mac Gold	United States	1,949,906	2,021,875	6.000	2/1/15
Freddie Mac Gold	United States	7,564,210	7,825,319	6.000	8/1/16
Freddie Mac Gold	United States	6,934,072	7,190,295	6.000	9/1/16
Freddie Mac Gold	United States	16,227,626	16,827,258	6.000	5/1/17
Freddie Mac Gold	United States	3,789,157	3,929,225	6.000	6/1/17
Freddie Mac Gold	United States	14,961,615	15,514,679	6.000	8/1/17
Freddie Mac Gold	United States	15,044,775	15,600,699	6.000	12/1/17
Freddie Mac Gold	United States	9,331,571	9,676,517	6.000	1/1/18
Freddie Mac Gold	United States	3,916,498	4,061,218	6.000	2/1/18
Freddie Mac Gold	United States	9,256,297	9,598,198	6.000	2/1/19
Freddie Mac Gold	United States	44,248,186	45,886,357	6.000	8/1/21
Freddie Mac Gold	United States	53,588,694	55,572,672	6.000	2/1/22
Freddie Mac Gold	United States	77,879,846	80,763,139	6.000	3/1/23
Freddie Mac Gold	United States	75,903,123	78,708,963	6.000	11/1/23
Freddie Mac Gold	United States	13,995,660	14,488,891	6.000	7/1/25

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Freddie Mac Gold	United States	34,919,243	36,159,273	6.000	2/1/33
Freddie Mac Gold	United States	192,472	199,956	6.500	2/1/11
Freddie Mac Gold	United States	514,971	534,995	6.500	4/1/12
Freddie Mac Gold	United States	567,992	590,094	6.500	6/1/12
Freddie Mac Gold	United States	3,470,365	3,605,455	6.500	7/1/14
Freddie Mac Gold	United States	695,073	722,130	6.500	11/1/14
Freddie Mac Gold	United States	7,401,935	7,690,277	6.500	5/1/16
Freddie Mac Gold	United States	1,959,921	2,036,499	6.500	2/1/17
Freddie Mac Gold	United States	2,152,686	2,237,230	6.500	3/1/17
Freddie Mac Gold	United States	6,417,267	6,667,343	6.500	5/1/17
Freddie Mac Gold	United States	8,569,396	8,903,338	6.500	6/1/17
Freddie Mac Gold	United States	3,502,045	3,638,517	6.500	8/1/17
Freddie Mac Gold	United States	2,131,075	2,214,121	6.500	12/1/17
Freddie Mac Gold	United States	12,222,825	12,699,138	6.500	12/1/17
Freddie Mac Gold	United States	4,363,215	4,533,122	6.500	9/1/18
Freddie Mac Gold	United States	1,958,487	2,049,435	6.500	7/1/21
Freddie Mac Gold	United States	1,535,882	1,604,765	6.500	4/1/22
Freddie Mac Gold	United States	31,924,485	33,241,479	6.500	10/1/26
Freddie Mac Gold	United States	27,383,774	28,607,487	6.500	12/1/32
Freddie Mac Gold	United States	53,004,319	53,882,600	6.500	9/1/37
Freddie Mac Gold	United States	319,351,161	332,057,345	6.500	3/1/38
Freddie Mac Gold	United States	404,426	414,297	7.000	12/1/11
Freddie Mac Gold	United States	228,885	234,471	7.000	3/1/12
Freddie Mac Gold	United States	17,352,631	18,152,156	7.000	4/1/31
Freddie Mac Gold	United States	2,133,527	2,264,775	7.900	2/17/21
General Electric Co.	United States	31,739,000	32,097,365	5.000	2/1/13
Ginnie Mae	United States	12,027	12,097	7.000	4/15/09
Ginnie Mae	United States	1,680,374	1,782,572	7.000	5/15/28
Ginnie Mae	United States	1,286,565	1,305,229	7.250	7/16/28
Ginnie Mae	United States	357,638	377,935	7.500	9/15/17
Ginnie Mae	United States	3,131,493	3,310,708	7.500	11/15/24
Ginnie Mae	United States	1,982,707	2,101,341	7.500	5/15/25
Ginnie Mae	United States	130,593	138,795	7.800	6/15/20
Ginnie Mae	United States	166,937	177,444	7.800	7/15/20
Ginnie Mae	United States	91,509	97,169	7.800	7/15/20
Ginnie Mae	United States	309,190	328,005	7.800	8/15/20
Ginnie Mae	United States	163,009	173,078	7.800	9/15/20
Ginnie Mae	United States	55,645	59,042	7.800	10/15/20
Ginnie Mae	United States	141,504	148,878	7.800	11/15/20
Ginnie Mae	United States	289,313	306,968	7.800	1/15/21
Ginnie Mae	United States	115,442	122,124	7.800	1/15/21
GMAC, LLC	United States	365,615,000	299,533,950	6.875	9/15/11
GMAC, LLC	United States	35,495,000	27,245,732	6.875	8/28/12
GMAC, LLC	United States	124,120,000	73,775,687	8.000	11/1/31
GSMPS Mortgage Loan Trust	United States	10,864,741	12,577,918	8.500	6/25/34
HCA, Inc.	United States	28,700,000	16,000,250	5.750	3/15/14
HCA, Inc.	United States	39,655,000	24,784,375	6.250	2/15/13
HCA, Inc.	United States	32,100,000	22,630,500	6.300	10/1/12
HCA, Inc.	United States	19,690,000	12,109,350	6.500	2/15/16
HCA, Inc.	United States	29,463,000	18,561,690	6.750	7/15/13
HCA, Inc.	United States	147,133,000	120,649,060	6.950	5/1/12
HCA, Inc.	United States	54,800,000	48,224,000	7.875	2/1/11
HCA, Inc.	United States	54,920,000	52,723,200	8.750	9/1/10
Health Net, Inc.	United States	46,160,000	18,346,666	6.375	6/1/17
Hewlett-Packard Co.	United States	195,625,000	207,949,766	6.125	3/1/14
HSBC Holdings PLC	United Kingdom	41,875,000	42,516,106	6.500	5/2/36
HSBC Holdings PLC	United Kingdom	78,475,000	79,698,033	6.500	9/15/37
JPMorgan Chase & Co.	United States	22,090,000	17,116,118	5.850	8/1/35

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
JPMorgan Chase & Co.	United States	14,625,000	11,318,229	5.875	3/15/35
JPMorgan Chase & Co.	United States	26,480,000	26,078,616	8.750	9/1/30
Kaupthing Bank HF	Iceland	118,913,000	35,674	7.125	5/19/16
Lafarge SA	France	69,585,000	46,995,543	6.500	7/15/16
Liberty Media Corp.	United States	29,445,000	16,673,231	8.250	2/1/30
Liberty Media Corp.	United States	12,043,000	6,819,349	8.500	7/15/29
Liberty Mutual Group, Inc.	United States	15,225,000	14,567,513	4.875	2/1/10
Liberty Mutual Group, Inc.	United States	18,122,000	16,503,470	7.250	9/1/12
Macy’s, Inc.	United States	1,100,000	625,704	6.375	3/15/37
Macy’s, Inc.	United States	1,525,000	837,085	6.650	7/15/24
Macy’s, Inc.	United States	20,550,000	11,242,021	6.700	9/15/28
Macy’s, Inc.	United States	60,630,000	33,138,054	6.700	7/15/34
Macy’s, Inc.	United States	31,140,000	16,750,833	6.900	4/1/29
Macy’s, Inc.	United States	33,720,000	18,472,659	6.900	1/15/32
Macy’s, Inc.	United States	29,350,000	16,095,276	7.000	2/15/28
Macy’s, Inc.	United States	7,155,000	5,103,583	7.625	8/15/13
Macy’s, Inc.	United States	70,935,000	51,091,927	7.875	7/15/15
Macy’s, Inc.	United States	11,372,000	8,686,661	8.000	7/15/12
Nordstrom, Inc.	United States	12,620,000	8,252,528	6.950	3/15/28
Norfolk Southern Corp.	United States	29,475,000	31,594,724	7.700	5/15/17
Norfolk Southern Corp.	United States	14,188,000	16,694,168	9.750	6/15/20
SLM Corp.	United States	124,500,000	99,125,572	8.450	6/15/18
SLM Student Loan Trust	United States	11,364,471	11,320,227	3.525	10/25/16
SLM Student Loan Trust	United States	18,134,233	17,802,757	3.535	10/25/16
SLM Student Loan Trust	United States	183,175,000	160,542,172	3.535	7/25/17
SLM Student Loan Trust	United States	10,000,000	8,790,178	3.545	10/25/17
SLM Student Loan Trust	United States	33,443,380	31,445,917	3.615	4/25/17
SLM Student Loan Trust	United States	56,000,000	47,609,083	3.615	7/25/19
SLM Student Loan Trust	United States	4,787,107	4,785,393	3.765	7/27/15
SLM Student Loan Trust	United States	10,507,771	10,332,585	4.035	1/25/14
Small Business Administration - 504 Program	United States	8,656,939	8,659,892	4.625	2/1/25
Small Business Administration - 504 Program	United States	16,166,593	16,262,183	4.750	7/1/25
Small Business Administration - 504 Program	United States	17,934,172	18,022,690	4.760	9/1/25
Small Business Administration - 504 Program	United States	16,858,689	17,006,300	4.840	5/1/25
Small Business Administration - 504 Program	United States	6,241,408	6,307,921	4.870	12/1/24
Small Business Administration - 504 Program	United States	5,371,074	5,473,788	5.100	12/1/22
Small Business Administration - 504 Program	United States	12,492,489	12,709,762	5.120	12/1/26
Small Business Administration - 504 Program	United States	18,462,564	18,787,579	5.210	1/1/26
Small Business Administration - 504 Program	United States	39,632,874	40,248,994	5.230	3/1/27
Small Business Administration - 504 Program	United States	26,233,242	26,968,329	5.320	1/1/27
Small Business Administration - 504 Program	United States	40,088,646	41,141,611	5.320	4/1/27
Small Business Administration - 504 Program	United States	5,475,896	5,650,803	5.350	2/1/26
Small Business Administration - 504 Program	United States	16,064,380	16,550,931	5.370	10/1/26
Small Business Administration - 504 Program	United States	27,542,913	28,681,389	5.570	3/1/26
Small Business Administration - 504 Program	United States	19,832,844	20,543,788	5.780	12/1/21
Small Business Administration - 504 Program	United States	1,191,670	1,216,014	5.800	12/1/18
Small Business Administration - 504 Program	United States	28,856,827	30,240,160	5.820	7/1/27
Small Business Administration - 504 Program	United States	47,976,902	51,471,262	6.070	7/1/26
Small Business Administration - 504 Program	United States	1,997,273	2,062,277	6.150	8/1/18
Small Business Administration - 504 Program	United States	1,027,746	1,048,716	6.300	12/1/13
Small Business Administration - 504 Program	United States	1,477,555	1,524,912	6.300	3/1/19
Small Business Administration - 504 Program	United States	5,573,828	5,780,082	6.350	3/1/18
Small Business Administration - 504 Program	United States	1,693,142	1,715,585	6.500	3/1/13
Small Business Administration - 504 Program	United States	1,474,220	1,500,697	6.500	1/1/14
Small Business Administration - 504 Program	United States	2,064,428	2,097,711	6.550	5/1/13
Small Business Administration - 504 Program	United States	1,276,459	1,329,466	6.550	10/1/17
Small Business Administration - 504 Program	United States	9,211,980	9,710,562	6.625	7/1/21
Small Business Administration - 504 Program	United States	738,967	752,350	6.650	6/1/13

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Small Business Administration - 504 Program	United States	541,198	549,751	6.750	4/1/13
Small Business Administration - 504 Program	United States	586,195	594,631	7.000	10/1/12
Small Business Administration - 504 Program	United States	493,518	500,229	7.000	2/1/13
Small Business Administration - 504 Program	United States	3,463,988	3,627,249	7.000	7/1/19
Small Business Administration - 504 Program	United States	431,906	437,505	7.050	9/1/12
Small Business Administration - 504 Program	United States	881,801	930,060	7.300	5/1/17
Small Business Administration - 504 Program	United States	997,475	1,050,792	7.300	9/1/19
Small Business Administration - 504 Program	United States	402,484	407,486	7.400	8/1/12
Small Business Administration - 504 Program	United States	312,022	318,236	7.450	12/1/12
Small Business Administration - 504 Program	United States	642,649	654,649	7.550	11/1/12
Small Business Administration - 504 Program	United States	670,629	678,169	7.600	7/1/12
Small Business Administration - 504 Program	United States	714,438	741,200	7.600	6/1/14
Small Business Administration - 504 Program	United States	344,236	355,499	7.700	4/1/14
Small Business Administration - 504 Program	United States	1,242,125	1,287,069	7.750	5/1/14
Small Business Administration - 504 Program	United States	514,789	535,524	7.850	9/1/14
Small Business Administration - 504 Program	United States	529,026	549,356	7.950	8/1/14
Small Business Administration - 504 Program	United States	606,261	628,063	8.000	7/1/14
Small Business Administration - 504 Program	United States	187,493	190,139	8.100	2/1/12
Small Business Administration - 504 Program	United States	405,602	426,361	8.100	3/1/15
Small Business Administration - 504 Program	United States	364,788	370,805	8.200	3/1/12
Small Business Administration - 504 Program	United States	217,412	221,463	8.200	4/1/12
Small Business Administration - 504 Program	United States	106,897	109,003	8.250	11/1/11
Small Business Administration - 504 Program	United States	405,653	428,622	8.400	12/1/14
Small Business Administration - 504 Program	United States	187,462	196,836	8.500	1/1/15
Small Business Administration - 504 Program	United States	506,121	534,718	8.650	11/1/14
Sprint Nextel Corp.	United States	91,530,000	63,492,771	6.000	12/1/16
Sprint Nextel Corp.	United States	24,290,000	14,354,630	6.875	11/15/28
Sprint Nextel Corp.	United States	16,110,000	11,438,100	6.900	5/1/19
Time Warner Cable, Inc.	United States	34,460,000	37,469,564	8.750	2/14/19
Time Warner, Inc.	United States	197,133,000	194,382,102	7.625	4/15/31
Time Warner, Inc.	United States	155,313,000	155,504,501	7.700	5/1/32
Travelers Cos., Inc.	United States	17,118,000	16,213,035	5.000	3/15/13
Travelers Cos., Inc.	United States	14,152,000	13,500,770	5.500	12/1/15
Travelers Cos., Inc.	United States	36,040,000	34,741,676	5.750	12/15/17
Travelers Cos., Inc.	United States	44,360,000	44,144,627	6.250	6/20/16
Travelers Cos., Inc.	United States	21,575,000	22,078,625	8.125	4/15/10
U.S. Treasury Notes	United States	240,000,000	244,284,480	3.625	7/15/09
Union Pacific Corp.	United States	5,922,584	5,371,825	4.698	1/2/24
Union Pacific Corp.	United States	10,764,000	9,838,727	4.875	1/15/15
Union Pacific Corp.	United States	10,764,255	9,825,915	5.082	1/2/29
Union Pacific Corp.	United States	22,886,000	21,587,403	5.375	5/1/14
Union Pacific Corp.	United States	60,737,379	56,982,922	5.866	7/2/30
Union Pacific Corp.	United States	16,040,251	15,618,589	6.061	1/17/23
Union Pacific Corp.	United States	41,423,701	40,735,188	6.176	1/2/31
Union Pacific Corp.	United States	12,337,000	12,665,966	6.500	4/15/12
Union Pacific Corp.	United States	9,125,143	9,253,782	6.700	2/23/19
Union Pacific Corp.	United States	7,290,304	7,580,335	6.850	1/2/19
Union Pacific Corp.	United States	1,635,540	1,747,012	7.600	1/2/20
Union Pacific Corp.	United States	1,700,000	1,942,128	7.875	1/15/19
Unum Group	United States	8,005,000	6,058,640	6.750	12/15/28
Unum Group	United States	21,150,000	17,294,947	6.850	11/15/15
Unum Group	United States	11,640,000	9,301,792	7.190	2/1/28
Unum Group	United States	25,730,000	20,684,321	7.250	3/15/28
Unum Group	United States	11,496,000	11,333,585	7.625	3/1/11
Wachovia Corp.	United States	154,790,000	135,717,765	3.964	4/23/12
Wachovia Corp.	United States	166,000,000	148,430,062	4.963	5/1/13
Wachovia Corp.	United States	84,060,000	84,227,279	5.750	2/1/18
Wachovia Corp.	United States	80,000,000	77,895,858	6.000	11/15/17

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
WellPoint, Inc.	United States	15,685,000	13,982,493	5.000	12/15/14
WellPoint, Inc.	United States	121,540,000	107,594,136	5.250	1/15/16
WellPoint, Inc.	United States	7,662,000	7,384,544	6.375	1/15/12
Wells Fargo & Co.	United States	76,035,000	79,325,567	5.625	12/11/17
Wyeth	United States	47,445,000	48,322,780	5.450	4/1/17
Wyeth	United States	110,715,000	112,462,968	5.500	2/1/14
Wyeth	United States	15,000,000	15,274,260	5.500	2/15/16
Xerox Corp.	United States	39,865,000	31,178,177	6.350	5/15/18
Xerox Corp.	United States	38,716,000	30,198,480	6.400	3/15/16
Xerox Corp.	United States	46,321,000	33,612,092	6.750	2/1/17
Xerox Corp.	United States	52,650,000	45,511,029	6.875	8/15/11
Xerox Corp.	United States	77,900,000	73,119,175	7.125	6/15/10
Xerox Corp.	United States	17,996,000	13,421,082	7.200	4/1/16
Xerox Corp.	United States	17,375,000	17,357,538	9.750	1/15/09
PREFERRED STOCKS
Preferred Blocker, Inc. (a subsidiary of GMAC, LLC)	United States	116,114	23,222,825
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	189,941,000	189,941,000	0.010	1/2/09
SSgA Prime Money Market Fund	United States	41,658,671	41,658,671

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2009. Dodge & Cox®. All rights reserved.